Exhibit 2.3

PURCHASE AND SALE AGREEMENT

between

HALL-HOUSTON EXPLORATION IV, L.P.

as Seller

and

PETROQUEST ENERGY, L.L.C.

as Buyer

dated

June 19, 2013

4.22	Insurance	22
4.23	Tax Partnership	22

ARTICLE V BUYER’S REPRESENTATIONS AND WARRANTIES		22
5.1	Organization; Existence	22
5.2	Authorization	22
5.3	No Conflicts	23
5.4	Consents	23
5.5	Bankruptcy	23
5.6	Litigation	23
5.7	Financing	23
5.8	Regulatory	23
5.9	Independent Evaluation	24
5.10	Brokers’ Fees	24
5.11	Accredited Investor	24

ARTICLE VI CERTAIN AGREEMENTS		24
6.1	Conduct of Business	24
6.2	Successor Operator	25
6.3	Governmental Bonds	25
6.4	Record Retention	26
6.5	Notifications	26
6.6	Intentionally Omitted	26
6.7	Intentionally Omitted	26
6.8	Intentionally Omitted	26
6.9	Ship Shoal 238 Participation	26
6.10	Intentionally Omitted	26
6.11	No Solicitation	26

ARTICLE VII BUYER’S CONDITIONS TO CLOSING		27
7.1	Representations	27
7.2	Performance	27
7.3	No Legal Proceedings	27
7.4	Title Defects and Environmental Defects	27
7.5	Closing of the Fund Purchase and Sale Agreements	27
7.6	Closing Deliverables	28

ARTICLE VIII SELLER’S CONDITIONS TO CLOSING		28
8.1	Representations	28
8.2	Performance	28
8.3	No Legal Proceedings	28
8.4	Title Defects and Environmental Defects	28
8.5	Replacement Bonds	28
8.6	Closing Deliverables	28

ARTICLE IX CLOSING		29
9.1	Date of Closing	29

9.2	Place of Closing	29
9.3	Closing Obligations	29
9.4	Records	30

ARTICLE X ACCESS/DISCLAIMERS		30
10.1	Access	30
10.2	Confidentiality	32
10.3	Disclaimers	32

ARTICLE XI TITLE MATTERS; CASUALTIES; TRANSFER RESTRICTIONS		34
11.1	Seller’s Title	34
11.2	Notice of Title Defects; Defect Adjustments	34
11.3	Casualty or Condemnation Loss	38
11.4	Preferential Purchase Rights and Consents to Assign	39

ARTICLE XII ENVIRONMENTAL MATTERS		40
12.1	Environmental Defects	40
12.2	NORM, Wastes and Other Substances	42

ARTICLE XIII ASSUMPTION; SURVIVAL, INDEMNIFICATION		43
13.1	Assumption by Buyer	43
13.2	Indemnities of Seller	44
13.3	Indemnities of Buyer	45
13.4	Limitation on Liability	45
13.5	Express Negligence	45
13.6	Exclusive Remedy	45
13.7	Indemnification Procedures	46
13.8	Survival	47
13.9	Waiver of Right to Rescission	48
13.10	Insurance, Taxes	48
13.11	Non-Compensatory Damages	48
13.12	Cooperation by Buyer - Retained Litigation	49
13.13	Disclaimer of Application of Anti-Indemnity Statutes	49

ARTICLE XIV TERMINATION, DEFAULT AND REMEDIES		49
14.1	Right of Termination	49
14.2	Effect of Termination	49
14.3	Return of Documentation and Confidentiality	50

ARTICLE XV MISCELLANEOUS		50
15.1	Exhibits and Schedules	50
15.2	Expenses and Taxes	50
15.3	Assignment	50
15.4	Preparation of Agreement	51
15.5	Publicity	51
15.6	Notices	51
15.7	Removal of Name	52

15.8	Further Cooperation	52
15.9	Filings, Notices and Certain Governmental Approvals	52
15.10	Entire Agreement; Conflicts	52
15.11	Parties in Interest	53
15.12	Amendment	53
15.13	Waiver; Rights Cumulative	53
15.14	Governing Law; Jurisdiction, Venue; Jury Waiver	53
15.15	Severability	54
15.16	Counterparts	54
15.17	Like-Kind Exchange	54

LIST OF EXHIBITS AND SCHEDULES

Exhibits

Exhibit A	Leases

Exhibit B	Wells

Exhibit C	Form of Assignment and Bill of Sale

Exhibit D	Excluded Assets

Exhibit E	Access Agreement

Schedules

Schedule 3.8	Allocated Values

Schedule 4.4	Consents

Schedule 4.7	Litigation

Schedule 4.8	Material Contracts

Schedule 4.9	Violation of Laws

Schedule 4.10	Preferential Rights

Schedule 4.12	Imbalances

Schedule 4.13	Current Commitments

Schedule 4.14	Production Taxes

Schedule 4.16	Environmental

Schedule 4.18	Delivery of Hydrocarbons

Schedule 4.19	Payout Status

Schedule 4.20	Suspense Accounts

Schedule 4.21	Bonds, Letters of Credit and Guarantees

Schedule 4.22	Insurance

Schedule 6.1	Conduct of Business

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (as amended, restated, supplemented or otherwise modified from time to time, this “Agreement”) is executed as of this 19th day of June, 2013, and is between HALL-HOUSTON EXPLORATION IV, L.P., a Delaware limited partnership (“Seller”), and PETROQUEST ENERGY, L.L.C., a Louisiana limited liability company (“Buyer”).

Recitals

Seller desires to sell and convey, and Buyer desires to purchase and pay for, the Assets (as defined hereinafter) effective as of the Effective Time (as defined hereinafter).

NOW, THEREFORE, for and in consideration of the mutual promises contained herein, the benefits to be derived by each party hereunder, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

1.1 Defined Terms. In addition to the terms defined in the introductory paragraph and the Recitals of this Agreement, for purposes hereof, the following expressions and terms shall have the meanings set forth in this Article I, unless the context otherwise requires:

“Access Agreement” shall have the meaning set forth in Section 12.1(b)(iv).

“Accounting Arbitrator” shall have the meaning set forth in Section 3.7.

“Acquisition Proposal” shall have the meaning set forth in Section 6.11.

“Adjusted Purchase Price” shall have the meaning set forth in Section 3.3.

“AFE” shall have the meaning set forth in Section 4.13.

“Affiliate” shall mean any Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, another Person. The term “control” and its derivatives with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall have the meaning set forth in the first paragraph herein.

“Allocated Value” with respect to any Asset, means the amount set forth on Schedule 3.8 under the column “Allocated Value” for such Asset.

“Applicable Contracts” means all Contracts by which the Properties and other Assets are bound or that primarily relate to the Properties or other Assets and (in each case) that will be binding on the Assets or Buyer after the Closing, including, without limitation; farmin and farmout agreements; bottomhole agreements; crude oil, condensate, and natural gas purchase and sale, gathering, transportation, and marketing agreements; hydrocarbon storage agreements; acreage contribution agreements; operating agreements; balancing agreements; pooling declarations or agreements; unitization agreements; processing agreements; saltwater disposal agreements; facilities or equipment leases; crossing agreements; letters of no objection; platform use agreements; production handling agreements; and other similar contracts and agreements, owned by Seller and primarily related to the Properties or other Assets, but exclusive of any master service agreements.

“Assets” shall have the meaning set forth in Section 2.1.

“Assignment” means the Assignment and Bill of Sale from Seller to Buyer, pertaining to the Assets, substantially in the form attached to this Agreement as Exhibit C.

“Assumed Obligations” shall have the meaning set forth in Section 13.1.

“Blowout Event” means a well blowout, explosion or similar loss of well control event, occurring during the period between the execution of this Agreement and the Closing Date and affecting any portion of the Assets that has that has had a material adverse effect on Buyer’s ability to consummate the financing transactions, in the reasonable judgment of Buyer, necessary for Buyer to consummate the transactions contemplated by, or to perform its obligations under, this Agreement.

“BOEM” means the Bureau of Ocean Energy Management, Department of the Interior, United States of America, the agency which assumed responsibility for managing environmentally and economically responsible development of the United States’ offshore resources from BOEMRE on October 1, 2011. For purposes of this Agreement, the term BOEM includes any predecessor Governmental Authorities.

“BOEMRE” means the Bureau of Ocean Energy Management, Regulation and Enforcement, Department of the Interior, United States of America, formerly known as MMS.

“BSEE” means the Bureau of Safety and Environmental Enforcement, Department of the Interior, United States of America, the agency which assumed responsibility for safety and environmental oversight of U.S. offshore oil and gas operations from BOEMRE on October 1, 2011. For purposes of this Agreement, the term BSEE includes any predecessor Governmental Authorities.

“Business Day” means a Day other than a Day when federally chartered banks in the United States are required to be closed.

“Buyer” shall have the meaning set forth in the first paragraph herein.

“Buyer Indemnified Parties” shall have the meaning set forth in Section 13.2.

“Buyer’s Representatives” shall have the meaning set forth in Section 10.1(a).

“Claim” shall have the meaning set forth in Section 13.7(c).

“Claim Notice” shall have the meaning set forth in Section 13.7(c).

“Closing” shall have the meaning set forth in Section 9.1.

“Closing Date” shall have the meaning set forth in Section 9.1.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement between Seller and Buyer dated April 1, 2013.

“Contract” means any written or oral contract, agreement, agreement regarding indebtedness, indenture, debenture, note, bond, loan, collective bargaining agreement, lease, mortgage, franchise, license agreement, purchase order, binding bid, commitment, letter of credit or any other legally binding arrangement, excluding, however, any Lease, easement, right-of-way, permit or other instrument creating or evidencing an interest in the Assets or a real or immovable property related to or used in connection with the operations of any Assets.

“Cure Period” shall have the meaning set forth in Section 11.2(c).

“Customary Post-Closing Consents” shall mean the consents and approvals from Governmental Authorities for the assignment of the Assets to Buyer, that are customarily obtained after the assignment of properties similar to the Assets.

“Day” means a calendar day consisting of twenty-four (24) hours from midnight to midnight.

“Defensible Title” shall mean such title of Seller with respect to the Assets that, subject to Permitted Encumbrances:

(i) with respect to each Lease and Well (or the specified zone(s) therein) shown in Exhibit A and Exhibit B, entitles Seller to receive the Net Revenue Interest shown in Exhibit A and Exhibit B for such Lease and Well (or the specified zone(s) therein) throughout the duration of the productive life of such Lease and Well (or the specified zone(s) therein), except for (i) decreases in connection with those operations in which Seller may from and after the date of this Agreement be a non-consenting co-owner, (ii) decreases resulting from the establishment or amendment from and after the date of this Agreement of pools or units, (iii) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, and (iv) as otherwise stated in Exhibit A and Exhibit B;

(ii) with respect to each Lease and Well (or the specified zone(s) therein) shown in Exhibit A and Exhibit B, obligates Seller to bear the Working Interest shown in Exhibit A and Exhibit B for such Lease and Well (or the specified zone(s) therein) not greater than the Working Interest shown in Exhibit A and Exhibit B for such Lease and Well (or the specified zone(s) therein) without increase throughout the productive life of such Lease and Well (or the specified zone(s) therein), except (i) increases resulting from contribution requirements with respect to defaulting co-owners under applicable operating agreements, (ii) increases to the extent that they are accompanied by a proportionate increase in Seller’s Net Revenue Interest, and (iii) as otherwise stated in Exhibit A and Exhibit B;

(iii) with respect to Assets other than the Leases or Wells (or the specified zone(s) therein), is defensible; and

(iv) is free and clear of all Encumbrances.

“Deposit” shall have the meaning set forth in Section 3.2(a).

“Deposit Escrow Account” shall have the meaning set forth in Section 3.2(a).

“Deposit Escrow Agreement” shall have the meaning set forth in Section 3.2(a).

“Dispute Notice” shall have the meaning set forth in Section 3.6.

“Dollars” means United States Dollars.

“Effective Time” shall mean 7:00 a.m. (Central Standard Time) on January 1, 2013.

“Encumbrance” shall mean any lien, security interest, pledge, charge or encumbrance.

“Environmental Arbitrator” shall have the meaning set forth in Section 12.1(e).

“Environmental Claim Date” shall have the meaning set forth in Section 12.1(a).

“Environmental Condition” shall mean (a) a condition existing on the date of this Agreement that causes an Asset (or Seller with respect to an Asset) not to be in compliance with any Environmental Law or (b) the existence as of the date of this Agreement with respect to the Assets or their operation thereof of any environmental pollution, contamination, degradation, damage or injury caused by, related to, remedial or corrective action is presently required (or if known, would be presently required) under Environmental Laws.

“Environmental Defect” shall mean an Environmental Condition with respect to an Asset.

“Environmental Defect Notice” shall have the meaning set forth in Section 12.1(a).

“Environmental Indemnity Deductible” shall mean two percent (2%) of the Purchase Price.

“Environmental Laws” means all applicable federal, state, and local laws in effect as of the date of this Agreement, including common law, relating to the protection of the public health, welfare, and the environment, including, without limitation, those laws relating to the storage, handling, and use of chemicals and other Hazardous Substances, those relating to the generation, processing, treatment, storage, transportation, disposal, or other management thereof. The term “Environmental Laws” does not include good or desirable operating practices or standards that may be employed or adopted by other oil and gas well operators or recommended by a Governmental Authority.

“Escrow Agent” shall have the meaning set forth in Section 3.2(a).

“Excluded Assets” shall mean (a) all of Seller’s corporate minute books, financial records, and other business records that relate to Seller’s business generally (including the ownership and operation of the Assets); (b) all trade credits, all accounts, receivables and all other proceeds, income or revenues attributable to the Assets with respect to any period of time prior to the Effective Time; (c) all claims and causes of action of Seller arising under or with respect to any Contracts that are attributable to periods of time prior to the Effective Time (including claims for adjustments or refunds); (d) subject to Section 11.3, all rights and interests of Seller (A) under any policy or agreement of insurance or indemnity, (B) under any bond or (C) to any insurance or condemnation proceeds or awards arising, in each case, from acts, omissions or events, or damage to or destruction of property; (e) all Hydrocarbons produced and sold from the Properties with respect to all periods prior to the Effective Time, including any Imbalances prior to the Effective Time; (f) all claims of Seller for refunds of or loss carry forwards with respect to (A) production or any other taxes attributable to any period prior to the Effective Time, (B) income or franchise taxes or (C) any taxes attributable to the Excluded Assets; (g) all personal computers and associated peripherals and all radio and telephone equipment; (h) all of Seller’s proprietary computer software, patents, trade secrets, copyrights, names, trademarks, logos and other intellectual property; (i) all documents and instruments of Seller that may be protected by an attorney-client privilege; (j) all data that cannot be disclosed to Buyer as a result of confidentiality arrangements under agreements with Third Parties; (k) all audit rights arising under any of the Applicable Contracts or otherwise with respect to any period prior to the Effective Time or to any of the Excluded Assets, except for any Imbalances; (l) all geophysical, and other seismic and related technical data and information relating to the Properties; (m) documents prepared or received by Seller with respect to (A) lists of prospective purchasers for such transactions compiled by Seller, (B) bids submitted by other prospective purchasers of the Assets, (C) analyses by Seller of any bids submitted by any prospective purchaser, (D) correspondence between or among Seller, its respective representatives, and any prospective purchaser other than Buyer and (E) correspondence between Seller or any of its respective representatives with respect to any of the bids, the prospective purchasers, or the transactions contemplated in this Agreement; (n) any offices, office leases or personal property located on such sites; (o) any Hedge Contracts; (p) any debt instruments; and (q) any assets specifically listed on Exhibit D.

“Exclusivity Period” shall have the meaning set forth in Section 6.11.

“Final Price” shall have the meaning set forth in Section 3.6.

“Final Settlement Statement” shall have the meaning set forth in Section 3.6.

“Fundamental Representations” shall mean those representations and warranties of Seller set forth in Sections 4.1, 4.2, 4.5, 4.6, 4.14, and 4.15.

“Fund Purchase and Sale Agreements” shall collectively mean (i) that certain Purchase and Sale Agreement dated of even date herewith by and between Hall-Houston Exploration II, L.P., a Delaware limited partnership, and Buyer, and (ii) that certain Purchase and Sale Agreement dated of even date herewith by and between Hall-Houston Exploration III, L.P., a Delaware limited partnership, and Buyer.

“Governmental Authority” shall mean any federal, state, local, municipal, tribal or other government; any governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, belief, regulatory or taxing authority or power, including MMS, BOEM and BSEE; and any court or governmental tribunal, including any tribal authority having or asserting jurisdiction.

“Hazardous Substances” shall mean any pollutants, contaminants, toxics or hazardous or extremely hazardous substances, materials, wastes, constituents, compounds, or chemicals that are regulated by, or may form the basis of liability under, any Environmental Laws, including NORM and other substances referenced in Section 12.2.

“Hedge Contract” shall mean any Contract to which Seller is a party with respect to any swap, forward, future or derivative transaction or option or similar agreement, whether exchange traded, “over-the-counter” or otherwise, involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions.

“Hydrocarbons” means oil and gas and other hydrocarbons produced or processed in association therewith.

“Imbalance” means (i) any imbalance at the wellhead between the amount of Hydrocarbons produced from a Well and allocable to the interests of Seller therein and the shares of production from the relevant Well to which Seller is entitled and (ii) any marketing imbalance between the quantity of Hydrocarbons required to be delivered by Seller under any Contract relating to the purchase and sale, gathering, transportation, storage, processing, or marketing of Hydrocarbons and the quantity of Hydrocarbons actually delivered by Seller pursuant to the relevant Contract, together with any appurtenant rights and obligations concerning future in-kind and/or cash balancing at the wellhead and production balancing at the delivery point into the relevant sale, gathering, transportation, storage, or processing facility.

“Indebtedness” of any Person shall mean, without duplication: (i) all obligations of such Person created, issued, or incurred for borrowed money (whether by loan, the issuance and sale of debt securities, or the sale of property to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property from such other Person); and (ii) all obligations of such Person evidenced by a note, bond, debenture, or similar instrument.

“Individual Environmental Threshold” shall have the meaning set forth in Section 12.1(d).

“Individual Title Defect Threshold” shall have the meaning set forth in Section 11.2(i).

“Interim Period” shall mean that period of time commencing with the Effective Time and ending at 7:00 a.m. (Central Standard Time) on the Closing Date.

“Knowledge” shall mean with respect to Seller, the actual knowledge (without investigation) of the following Persons: Gary L. Hall and Scott Coe.

“Lands” shall have the meaning set forth in Section 2.1(a).

“Law” shall mean any applicable statute, law, rule, regulation, ordinance, order, code, ruling, writ, injunction, decree or other official act of or by any Governmental Authority.

“Leases” shall have the meaning set forth in Section 2.1(a).

“Liabilities” shall mean any and all claims, causes of action, payments, charges, judgments, assessments, liabilities, losses, damages, penalties, fines and costs and expenses whether known or unknown, absolute or contingent, accrued or unaccrued, in contract, tort, strict liability, or otherwise, including any attorneys’ fees, legal or other expenses incurred in connection therewith and including liabilities, costs, losses and damages for personal injury or death or property damage, or if applicable, environmental damage or remediation.

“Material Adverse Effect” shall mean an event or circumstance that, individually or in the aggregate, results in a material adverse effect on the ownership, operations, or value of the Assets, taken as a whole and as currently operated as of the date of this Agreement or a material adverse effect on the ability of Seller to consummate the transactions contemplated by this Agreement; provided, however, that none of the following shall deem to constitute a Material Adverse Effect: (i) any effect resulting from entering into this Agreement or the announcement of the transactions contemplated by this Agreement; (ii) any effect resulting from changes in general market, economic, financial or political conditions in the area in which the Assets are located, the United States or worldwide, or any outbreak of hostilities or war, (iii) any effect resulting from a change in Laws from and after the date of this Agreement; (iv) any reclassification or recalculation of reserves in the ordinary course of business; (v) any changes in the prices of Hydrocarbons; and (vi) natural declines in well performance.

“Material Contract” shall have the meaning set forth in Section 4.8.

“MMS” shall mean the Minerals Management Service.

“Net Revenue Interest”, with respect to any Lease or Well, means the interest in and to all Hydrocarbons produced, saved, and sold from or allocated to such Lease or Well, after giving effect to all royalties, overriding royalties, production payments, carried interests, net profits interests, reversionary interests, and other burdens upon, measured by, or payable out of production therefrom.

“NORM” shall mean naturally occurring radioactive material.

“Operating Expenses” shall have the meaning set forth in Section 2.3.

“Permitted Encumbrances” shall mean:

(a) lessor’s royalties, non-participating royalties, overriding royalties, reversionary interests, and similar burdens upon, measured by, or payable out of production if the net cumulative effect of such burdens does not operate to reduce the Net Revenue Interest of Seller in any Lease or Well (or the specified zone(s) therein) to an amount less than the Net Revenue Interest set forth on Exhibit A and Exhibit B for such Lease or Well (or the specified zone(s) therein) and do not obligate Seller to bear a Working Interest for such Lease or Well (or the specified zone(s) therein) in any amount greater than the Working Interest set forth on Exhibit A and Exhibit B for such Lease or Well (or the specified zone(s) therein) (unless the Net Revenue Interest for such Asset is greater than the Net Revenue Interest set forth on Exhibit A and Exhibit B in the same proportion as any increase in such Working Interest);

(b) preferential rights to purchase and required third party consents to assignments and similar agreements;

(c) liens for taxes or assessments not yet due or delinquent or, if delinquent, that are being contested in good faith in the normal course of business;

(d) Customary Post-Closing Consents;

(e) conventional rights of reassignment;

(f) all Title Defects expressly waived by Buyer or which have been deemed to have been waived under this Agreement;

(g) all applicable Laws, and rights reserved to or vested in any Governmental Authority (i) to control or regulate any Asset in any manner; (ii) by the terms of any right, power, franchise, grant, license, or permit, or by any provision of Law, to terminate such right, power, franchise grant, license, or permit or to purchase, condemn, expropriate, or recapture or to designate a purchaser of any of the Assets; (iii) to use such property in a manner which does not materially impair the use of such property for the purposes for which it is currently owned and operated and (iv) to enforce any obligations or duties affecting the Assets to any Governmental Authority, with respect to any franchise, grant, license, or permit;

(h) rights of a common owner of any interest in rights-of-way or easements currently held by Seller and such common owner as tenants in common or through common ownership;

(i) easements, conditions, covenants, restrictions, servitudes, permits, rights-of-way and other rights in the Assets which do not materially impair the use of the Assets as currently owned and operated;

(j) vendors, carriers, warehousemen’s, repairmen’s, mechanics, workmen’s, materialmen’s, construction or other like liens arising by operation of Law in the ordinary course of business or incident to the construction or improvement of any property in respect of obligations which are not yet due or which are being contested in good faith by appropriate proceedings by or on behalf of Seller;

(k) liens created under leases and/or operating agreements or by operation of Law in respect of obligations that are not yet due or that are being contested in good faith by appropriate proceedings by or on behalf of Seller;

(l) any encumbrance affecting the Assets which is expressly assumed, bonded or paid by Buyer at or prior to Closing or which is discharged by Seller at or prior to Closing;

(m) non-approval by Governmental Authority of an assignment into Seller of a Lease, Well, or other interest.

(n) any matters referenced on Exhibit A and Exhibit B; and

(o) the Leases and all other liens, charges, encumbrances, Contracts (including the Applicable Contracts), agreements, instruments, obligations, defects, and irregularities affecting the Assets that individually or in the aggregate are not such as to materially interfere with the operation or use of any of the Assets (as currently owned and operated), do not reduce the Net Revenue Interest of Seller in any Lease or Well (or the specified zone(s) therein) to an amount less than the Net Revenue Interest set forth on Exhibit A and Exhibit B for such Lease or Well (or the specified zone(s) therein) and do not obligate Seller to bear a Working Interest for such Lease or Well (or the specified zone(s) therein) in any amount greater than the Working Interest set forth on Exhibit A and Exhibit B for such Lease or Well (unless the Net Revenue Interest for such Asset is greater than the Net Revenue Interest set forth on Exhibit A and Exhibit B in the same proportion as any increase in such Working Interest).

“Person” shall mean any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Authority or any other entity.

“Personal Property” shall have the meaning set forth in Section 2.1(f).

“Preliminary Settlement Statement” shall have the meaning set forth in Section 3.5.

“Property” or “Properties” shall have the meaning set forth in Section 2.1(b).

“Purchase Price” shall have the meaning set forth in Section 3.1.

“Records” shall have the meaning set forth in Section 2.1(h).

“Remediate” or “Remediation” shall mean, with respect to an Environmental Condition, the implementation and completion of any remedial, removal, response, construction, closure, disposal or other corrective actions required under Environmental Laws to correct or remove such Environmental Condition.

“Remediation Amount” shall mean, with respect to an Environmental Condition, the estimated costs and expenses as of the Closing Date that addresses the Remediation of such Environmental Condition in the most cost effective manner (considered as a whole taking into consideration any material negative impact such response may have on the operations of the relevant assets and any potential material additional costs or liabilities that may likely arise as a result of such response).

“Retained Liabilities” shall have the meaning set forth in Section 13.1.

“Seller” shall have the meaning set forth in the first paragraph of this Agreement.

“Seller Indemnified Parties” shall have the meaning set forth in Section 13.3.

“Survival Period” shall have the meaning set forth in Section 11.1(c).

“Third Party” shall mean any Person other than a party to this Agreement or an Affiliate of a party to this Agreement.

“Title Arbitrator” shall have the meaning set forth in Section 11.2(j).

“Title Benefit” shall mean any right, circumstance or condition that operates (i) to increase the Net Revenue Interest of Seller in any Lease or Well (or the specified zone(s) therein) above that shown for such Lease or Well in Exhibit A and Exhibit B, to the extent the same does not cause a greater than proportionate increase in Seller’s Working Interest therein above that shown in Exhibit A and Exhibit B, or (ii) to decrease the Working Interest of Seller in any Lease or Well (or the specified zone(s) therein) below that shown for such Lease or Well (or the specified zone(s) therein) in Exhibit A and Exhibit B, to the extent the same causes a decrease in Seller’s Working Interest that is proportionately greater than the decrease in Seller’s Net Revenue Interest therein below that shown in Exhibit A and Exhibit B.

“Title Benefit Amount” shall have the meaning set forth in Section 11.2(e).

“Title Benefit Notice” shall have the meaning set forth in Section 11.2(b).

“Title Claim Date” shall have the meaning set forth in Section 11.2(a).

“Title Defect” means any lien, charge, Encumbrance, defect, or other matter that causes Seller not to have Defensible Title in and to the Assets as of the Effective Time; provided that the following shall not be considered Title Defects:

(i) defects in the chain of title consisting of the failure to recite marital status in a document or omissions of successions of heirship or estate proceedings, unless Buyer provides affirmative evidence that such failure or omission has resulted in another Person’s superior claim of title to the relevant Asset;

(ii) defects arising out of lack of survey, unless a survey is expressly required by applicable Laws;

(iii) defects arising out of lack of corporate or other entity authorization unless Buyer provides affirmative evidence that such corporate or other entity action was not authorized and results in another Person’s superior claim of title to the relevant Asset;

(iv) defects based on a gap in Seller’s chain of title in the BOEM records as to federal Leases, in the state’s records as to state Leases, or in the county records as to other Leases, unless such gap is affirmatively shown to exist in such records by an abstract of title, title opinion or landman’s title chain which documents shall be included in a Title Defect Notice;

(v) defects that have been cured by applicable Laws of limitations or prescription;

(vi) any Encumbrance or loss of title resulting from Seller’s conduct of business after the Effective Time in compliance with this Agreement;

(vii) defects in the chain of title which occurred as a result of an ineffective assignment of the Leases filed with BOEM or BSEE, for which Seller provides Buyer with evidence of the filing of a corrected assignment of such affected Lease prior to the Closing Date;

(viii) defects based on a gap in Seller’s chain of title in the BOEM or BSEE records, as such chain of title is reflected in transfers approved by the BOEM or BSEE; and

(ix) defects resulting from the failure to record any lease or instruments relating thereto in any applicable BOEM, county or parish records to the extent that such failure can be remedied by obtaining from the applicable or appropriate records a certified copy of the lease or other instrument of concern and filing same in the applicable jurisdiction.

“Title Defect Amount” shall have the meaning set forth in Section 11.2(d)(i) of this Agreement.

“Title Defect Notice” should have the meaning set forth in Section 11.2(a).

“Title Defect Property” shall have the meaning set forth in Section 11.2(a).

“Title Indemnity Deductible” shall mean three percent (3%) of the Purchase Price.

“Transaction Documents” means those documents executed pursuant to or in connection with this Agreement.

“Treasury Regulations” means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute, proposed or final Treasury Regulations.

“Wells” shall have the meaning set forth in Section 2.1(b).

“Windstorm Event” means a named windstorm in the U.S. Gulf of Mexico occurring during the period between the execution of this Agreement and the Closing Date and affecting any portion of the Assets that has had a material adverse effect on Buyer’s ability to consummate the financing transactions, in the reasonable judgment of Buyer, necessary for Buyer to consummate the transactions contemplated by, or to perform its obligations under, this Agreement.

“Working Interest”, with respect to any Lease or Well, means the interest in and to such Well that is burdened with the obligation to bear and pay costs and expenses of maintenance, development and operations on or in connection with such Lease or Well, but without regard to the effect of any royalties, overriding royalties, production payments, net profits interests and other similar burdens upon, measured by, or payable out of production therefrom.

1.2 References. The words “hereby,” “herein,” “hereinabove,” “hereinafter,” “hereinbelow,” “hereof,” “hereto,” “hereunder,” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular article, section, or provision of this Agreement. References in this Agreement to articles, sections, exhibits, or schedules are to such articles, sections, exhibits, or schedules of this Agreement unless otherwise specified.

1.3 Sections. This Agreement, for convenience only, has been divided into articles and sections. The rights and other legal relations of the parties hereto shall be determined from this Agreement as an entirety and without regard to the aforesaid division into articles and sections and without regard to headings prefixed to such articles.

1.4 Number and Gender. Whenever the context requires, reference herein made to a single number shall be understood to include the plural; and likewise, the plural shall be understood to include the singular. Words denoting sex shall be construed to include the masculine, feminine, and neuter, when such construction is appropriate; and specific enumeration shall not exclude the general but shall be construed as cumulative. Definitions of terms defined in the singular or plural shall be equally applicable to the plural or singular, as applicable, unless otherwise indicated.

ARTICLE II

PURCHASE AND SALE

2.1 Purchase and Sale. Subject to the terms and conditions of this Agreement, Seller agrees to sell, and Buyer agrees to purchase and pay for, all of Seller’s right, title and interest in and to the following (less and except for the Excluded Assets, collectively, the “Assets”):

(a) the oil and gas leases more particularly described in Exhibit A (collectively, the “Leases”), together with any and all other rights, titles, and interests of Seller in and to (i) the leasehold estates created thereby, subject to the terms, conditions, covenants, and obligations set forth in the Leases and/or Exhibit A and (ii) the subsea lands covered by the Leases or included in units with which the Leases may have been pooled or unitized (the “Lands”), including in each case, without limitation, overriding royalty interests, production payments, net profits interests, carried interests, reversionary interests, operating and record title interests (as such terms are commonly used by the BOEM), and all other interests of any kind or character;

(b) all oil and gas wells located on the Leases and the Lands or on other leases or lands with which the Leases and/or the Lands may have been pooled or unitized that are listed on Exhibit B (the “Wells”), and all Hydrocarbons produced therefrom or allocated thereto (the Leases, the Lands, and the Wells being collectively referred to hereinafter as the “Properties”);

(c) all rights and interests in, under, or derived from all unitization and pooling agreements in effect with respect to the Properties and the units created thereby which accrue or are attributable to the interests of Seller in the Properties;

(d) to the extent that they may be assigned, all Applicable Contracts;

(e) to the extent that they may be assigned, all permits, licenses, servitudes, easements, rights-of-way and other surface agreements to the extent used primarily in connection with the ownership or operation of the Properties or the Personal Property, including, without limitation, those permits, licenses, servitudes, easements, rights-of-way and other surface agreements set forth on Exhibit A;

(f) all equipment, machinery, fixtures, and other real, personal, and mixed property, operational and non-operational, known or unknown, located on the Properties or the other Assets described above as of the Effective Time, including, without limitation, saltwater disposal wells, well equipment, casing, rods, tanks, boilers, tubing, pumps, motors, fixtures, machinery, compression equipment, flow lines, pipelines, gathering systems, processing and separation facilities, platforms, structures, materials, and other items used or formerly used in the operation thereof (“Personal Property”), including, without limitation, those items of Personal Property set forth on Exhibit A;

(g) all Hydrocarbons produced from or attributable to the Assets after the Effective Time, and all Imbalances relating to the Properties or other Assets arising after the Effective Time; and

(h) all of the rights, titles, and interests of Seller in and to all of the files, records, information, and data, whether written or electronically stored, primarily relating to the Assets, including, without limitation: (i) land and title records (including abstracts of title, title opinions, and title curative documents); (ii) contract files; (iii) correspondence; (iv) operations, environmental, production, and accounting records and (v) facility and well records but excluding any of the foregoing items that are Excluded Assets (“Records”).

2.2 Excluded Assets. Seller shall reserve and retain all of the Excluded Assets.

2.3 Revenues and Expenses. Subject to the provisions hereof, Seller shall remain entitled to all of the rights of ownership (including, without limitation, the right to all production, proceeds of production and other proceeds) and shall remain responsible for all Operating Expenses, in each case attributable to the Assets for the period of time prior to the Effective Time. Subject to the provisions hereof, and subject to the occurrence of the Closing, Buyer shall be entitled to all of the rights of ownership (including, without limitation, the right to all production, proceeds of production, and other proceeds), and shall be responsible for all Operating Expenses, in each case, attributable to the Assets for the period of time from and after the Effective Time. All Operating Expenses attributable to the Assets, in each case that are: (i)

incurred with respect to operations conducted or production prior to the Effective Time shall be paid by or allocated to Seller and (ii) incurred with respect to operations conducted or production after the Effective Time shall be paid by or allocated to Buyer. “Operating Expenses” means all operating expenses (including without limitation costs of insurance and ad valorem, property, severance, production and similar taxes based upon or measured by the ownership or operation of the Assets or the production of Hydrocarbons therefrom, but excluding any other taxes) and capital expenditures incurred in the ownership and operation of the Assets in the ordinary course of business and, where applicable, in accordance with the relevant operating or unit agreement, if any, and overhead costs charged to the Assets under the relevant operating agreement or unit agreement, if any, but excluding Liabilities, attributable to (i) Liabilities for personal injury or death, property damage or violation of any Law, (ii) obligations to plug wells, dismantle or decommission facilities, close pits and restore the surface around such wells, facilities and pits, (iii) environmental Liabilities, including obligations to remediate any contamination of groundwater, surface water, soil, sediments or Personal Property under applicable Environmental Laws, (iv) obligations with respect to Imbalances, and (v) obligations to pay working interests, royalties, overriding royalties or other interest owners revenues or proceeds attributable to sales of Hydrocarbons relating to the Properties, including those held in suspense.

ARTICLE III

PURCHASE PRICE

3.1 Purchase Price. The purchase price for the Assets shall be Four Million Two Hundred Fifty-Five Thousand One Hundred Thirty-Six and No/100 Dollars ($4,255,136) (the “Purchase Price”), payable in United States currency by wire transfer in same day funds as and when provided in this Agreement.

3.2 Deposit.

(a) Prior to the execution of this Agreement, Buyer established with Gieger, Laborde & Laperouse, L.L.C. (the “Escrow Agent”), an interest-bearing joint escrow account (the “Deposit Escrow Account”) and deposited with the Escrow Agent the sum of $132,468 (the “Deposit”), pursuant to an escrow agreement (the “Deposit Escrow Agreement”), the form of which has been agreed to by the parties and the Escrow Agent on or prior to the execution of this Agreement. Interest accruing on the Deposit shall become part of the Deposit for all purposes under this Agreement. If Closing occurs, the Deposit shall be applied toward the Adjusted Purchase Price at Closing as provided under Section 9.3(d). If Closing does not occur, the Deposit shall be released as provided in this Section 3.2 and Section 14.2.

(b) If (i) all conditions precedent to the obligations of Buyer set forth in Article VII (other than those actions or deliveries to occur at Closing) have been met or waived by Buyer, and (ii) the transactions contemplated by this Agreement are not consummated on or before the Closing Date because of: (A) the failure of Buyer to materially perform any of its obligations hereunder, or (B) the failure of any of Buyer’s representations or warranties hereunder to be true and correct in all material respects (other than representations and warranties qualified by materiality, including Material Adverse Effect, which shall be true and correct in all respects) as of the Closing, then, in such event, Seller shall have the right, as its sole and exclusive remedy, to either: (1) terminate this Agreement pursuant to Section 14.1(a), and the Deposit shall be released to the Seller from the Deposit Escrow Account in accordance with the Deposit Escrow Agreement, which Deposit shall constitute liquidated damages for any and all breaches of this Agreement by Buyer, or (2) seek specific performance; provided, however, Seller’s election of such remedy shall be the same remedy election made by each seller under the Fund Purchase and Sale Agreements. The parties hereby agree that the amount of the Deposit is a fair and reasonable estimation of Seller’s anticipated losses, damages and expenses that may be incurred as a result of such termination and therefore does not constitute a penalty. The parties, having bargained in good faith for such specific liquidated damages, are estopped from contesting the validity or enforceability of such liquidated damages after the Effective Time.

(c) If (i) all conditions precedent to the obligations of Seller set forth in Article VIII (other than those actions or deliveries to occur at Closing) have been met or waived by Seller, and (ii) the transactions contemplated by this Agreement are not consummated because of: (A) the failure of Seller to materially perform any of its obligations hereunder, or (B) the failure of any of Seller’s representations or warranties hereunder to be true and correct in all material respects (other than representations and warranties qualified by materiality, including Material Adverse Effect, which shall be true and correct in all respects) as of Closing, then, in such event, Buyer shall have the right, as its sole and exclusive remedy, to either: (1) terminate this Agreement pursuant to Section 14.1(b), and the Deposit shall be released to the Buyer from the Deposit Escrow Account in accordance with the Deposit Escrow Agreement, which Deposit shall constitute liquidated damages for any and all breaches of this Agreement by Seller, or (2) seek specific performance. The parties hereby agree that the amount of the Deposit is a fair and reasonable estimation of Buyer’s anticipated losses, damages and expenses that may be incurred as a result of such termination and therefore does not constitute a penalty. The parties, having bargained in good faith for such specific liquidated damages, are estopped from contesting the validity or enforceability of such liquidated damages after the Effective Time.

(d) If this Agreement is terminated by the mutual written agreement of Buyer and Seller, or if Closing does not occur for any reason other than as set forth in Section 3.2(b) or Section 3.2(c), then the Deposit shall be released to the Buyer from the Deposit Escrow Account in accordance with the Deposit Escrow Agreement, free of any claims by Seller with respect thereto.

3.3 Adjustments to Purchase Price. The Purchase Price shall be adjusted as follows, and the resulting amount shall be herein called the “Adjusted Purchase Price”:

(a) The Purchase Price shall be adjusted upward by the following amounts (without duplication):

(i) an amount equal to the value of all Hydrocarbons attributable to the Assets in storage or existing in stock tanks, pipelines, plants and/or platforms (including inventory) as of the Effective Time, the value to be based upon the contract price in effect as of the Effective Time (or the market value, if there is no contract price, in effect as of the Effective Time), less amounts payable as royalties, overriding royalties, and other burdens upon, measured by, or payable out of such production and severance taxes deducted by the purchaser of such production;

(ii) an amount equal to all Operating Expenses and other costs and expenses that are attributable to the Assets during the Interim Period, whether paid before or after the Effective Time, including, without limitation, (A) bond and insurance premiums paid by or on behalf of Seller during the Interim Period (which have been prorated accordingly), (B) royalties or other burdens upon, measured by or payable out of proceeds of production, (C) rentals and other lease maintenance payments and (D) ad valorem, property, severance and production taxes and any other taxes (exclusive of income taxes) based upon or measured by the ownership of the Assets, the production of Hydrocarbons, or the receipt of proceeds therefrom;

(iii) Title Benefit Amounts as a result of any Title Benefits for which the Title Benefit Amount has been determined prior to Closing;

(iv) without duplication of any other amounts set forth in this Section 3.3(a), the amount of all taxes prorated to Buyer but paid by Seller in accordance with Section 15.2; and

(v) any other amount provided for elsewhere in this Agreement or otherwise agreed upon by Seller and Buyer.

(b) The Purchase Price shall be adjusted downward by the following amounts (without duplication):

(i) an amount equal to all proceeds attributable to the sale of Hydrocarbons produced from or allocable to the Assets during the Interim Period, net of expenses (other than Operating Expenses) directly incurred in earning or receiving such proceeds, and any sales, excise or similar Taxes in connection therewith not reimbursed to Seller by a Third Party purchaser;

(ii) an amount equal to all other proceeds received by Seller (other than from the sale of Hydrocarbons produced from or allocable to the Assets) to which Buyer is entitled pursuant to Section 2.3;

(iii) if Seller makes the election under Section 11.2(d)(i) with respect to a Title Defect, the Title Defect Amount with respect to such Title Defect if the Title Defect Amount has been determined prior to Closing;

(iv) if Seller makes the election under Section 12.1(b)(i) with respect to an Environmental Defect, the Remediation Amount with respect to such Environmental Defect if the Remediation Amount has been determined prior to Closing;

(v) the Allocated Value of the Assets excluded from the transactions contemplated hereby pursuant to Section 11.2(d)(ii), Section 11.3, Section 11.4, Section 12.1(b)(iii) for any Properties and other Assets excluded from the Assets pursuant to such Sections;

(vi) without duplication of any other amounts set forth in this Section 3.3, the amount of all taxes prorated to Seller but payable by Buyer in accordance with Section 15.2; and

(vii) any other amount provided for elsewhere in this Agreement or otherwise agreed upon by Seller and Buyer.

3.4 Adjustment Methodology. When available, actual figures will be used for the adjustments to the Purchase Price at the Closing. To the extent actual figures are not available, estimates will be used subject to final adjustments in accordance with Section 3.6.

3.5 Preliminary Settlement Statement. Not less than five (5) Business Days prior to the Closing, Seller shall prepare and submit to Buyer for review a draft settlement statement (the “Preliminary Settlement Statement”) that shall set forth the Adjusted Purchase Price, reflecting each adjustment made in accordance with this Agreement as of the date of preparation of such Preliminary Settlement Statement and the calculation of the adjustments used to determine such amount, together with the designation of Seller’s accounts for the wire transfers of funds as set forth in Section 9.3(d). To the extent available, actual numbers shall be used in preparing the Preliminary Settlement Statement; however, if actual numbers are not available Seller shall use reasonable and good faith estimates, which estimates shall be adjusted to take into account actual numbers in connection with the Final Settlement Statement. Within three (3) Business Days of receipt of the Preliminary Settlement Statement, Buyer will deliver to Seller a written report containing all changes with the explanation therefor that Buyer proposes to be made to the Preliminary Settlement Statement. The Preliminary Settlement Statement, as agreed upon by the parties, will be used to adjust the Purchase Price at Closing. The parties shall attempt to agree on a final Preliminary Settlement Statement no later than one (1) Day prior to Closing. If the parties are unable to agree by that date, Seller’s estimate shall be used to determine the Adjusted Purchase Price.

3.6 Final Settlement Statement. On or before one hundred twenty (120) Days after the Closing, a final settlement statement (the “Final Settlement Statement”) will be prepared by Seller, based on actual income and expenses during the Interim Period and which takes into account all final adjustments made to the Purchase Price and shows the resulting final Purchase Price (“Final Price”). The Final Settlement Statement shall set forth the actual proration of the amounts required by this Agreement. As soon as practicable, and in any event within thirty (30) Days, after receipt of the Final Settlement Statement, Buyer shall return a written report containing any proposed changes to the Final Settlement Statement and an explanation of any such changes and the reasons therefor (the “Dispute Notice”). If Buyer fails to timely deliver the Dispute Notice to Seller, the statement as delivered by Seller will be deemed to be correct and will be final and binding on the parties and not subject to further audit or arbitration. If the Final Price set forth in the Final Settlement Statement is mutually agreed upon by Seller and Buyer, the Final Settlement Statement and the Final Price, shall be final and binding on the parties hereto. Any difference in the Adjusted Purchase Price as paid at Closing pursuant to the Preliminary Settlement Statement and the Final Price shall be paid by the owing party within ten (10) Days to the owed party. All amounts paid pursuant to this Section 3.6 shall be delivered in United States currency by wire transfer of immediately available funds to the account specified in writing by the relevant party.

3.7 Disputes. If Seller and Buyer are unable to resolve the matters addressed in the Dispute Notice, each of Buyer and Seller shall within fourteen (14) business days after the delivery of such Dispute Notice, summarize its position with regard to such dispute in a written document of twenty pages or less and submit such summaries to KPMG, or such other party as the parties may mutually select (the “Accounting Arbitrator”), together with the Dispute Notice, the Final Settlement Statement and any other documentation such party may desire to submit. Within twenty (20) business days after receiving the parties’ respective submissions, the Accounting Arbitrator shall render a decision choosing either Seller’s position or Buyer’s position with respect to each matter addressed in any Dispute Notice, based on the materials described above. Any decision rendered by the Accounting Arbitrator pursuant hereto shall be final, conclusive and binding on Seller and Buyer and will be enforceable against any of the parties in any court of competent jurisdiction. The costs of such Accounting Arbitrators shall be borne one-half by Buyer and one-half by Seller.

3.8 Allocation of Purchase Price / Allocated Values. Buyer and Seller agree that the unadjusted Purchase Price shall be allocated among the Assets, in accordance with the principles of Section 1060 of the Code and the Treasury Regulations, as set forth in Schedule 3.8 of this Agreement. The “Allocated Value” for any Asset equals the portion of the unadjusted Purchase Price allocated to such Asset on Schedule 3.8 and such Allocated Value shall be used in calculating adjustments to the Purchase Price as provided herein. Buyer and Seller agree (i) that the Allocated Values, as adjusted, shall be used by Seller and Buyer as the basis for reporting asset values and other items for purposes of all federal, state, and local tax returns, including without limitation Internal Revenue Service Form 8594 and (ii) that neither they nor their Affiliates will take positions inconsistent with such Allocated Values in notices to Governmental Authorities, in audit or other proceedings with respect to taxes, in notices to preferential purchaser right holders, or in other documents or notices relating to the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer the following:

4.1 Organization, Existence. Seller is a limited partnership duly formed and validly existing under the laws of the State of Delaware. Seller has all requisite power and authority to own and operate its property (including, without limitation, its interests in the Assets) and to carry on its business as now conducted. Seller is duly licensed or qualified to do business as a foreign limited partnership, and is in good standing in all jurisdictions in which such qualification is required by Law.

4.2 Authorization. Seller has full power and authority to enter into and perform this Agreement and the Transaction Documents to which it is a party and the transactions contemplated herein and therein. The execution, delivery, and performance by Seller of this Agreement and the Transaction Documents have been duly and validly authorized and approved by all necessary corporate or partnership action (as applicable) on the part of Seller. This Agreement is, and the Transaction Documents to which Seller is a party when executed and delivered by Seller will be, the valid and binding obligation of Seller and enforceable against Seller in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium, and similar Laws, as well as to principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

4.3 No Conflicts. Subject to the receipt of all consents and approvals from Third Parties in connection with the transactions contemplated hereby, the execution, delivery, and performance by Seller of this Agreement and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach of any provisions of the organizational documents or other governing documents of Seller, (ii) result in a default or the creation of any Encumbrance or give rise to any right of termination, cancellation, or acceleration under any of the terms, conditions, or provisions of any Lease, Applicable Contract, note, bond, mortgage, indenture, license, or other material agreement to which any Seller is a party or by which any Seller or the Assets may be bound or (iii) violate any Law applicable to any Seller or any of the Assets, except in the case of clauses (ii) and (iii) where such default, Encumbrance, termination, cancellation, acceleration or violation would not have a Material Adverse Effect.

4.4 Consents. Except (a) as set forth in Schedule 4.4, (b) for Customary Post-Closing Consents, (c) under Contracts that are terminable upon not greater than sixty (60) days notice without payment of any fee, and (d) preferential purchase rights set forth in Schedule 4.10, there are no consents or other restrictions on assignment, including, but not limited to, requirements for consents from Third Parties to any assignment (in each case) that would be applicable in connection with the transfer of the Assets or the consummation of the transactions contemplated by this Agreement by Seller.

4.5 Bankruptcy. There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by or, to Seller’s Knowledge, threatened against Seller.

4.6 Foreign Person. Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

4.7 Litigation. Except as set forth in Schedule 4.7, there is no suit, action or litigation by any Person by or before any Governmental Authority, and no legal, administrative or arbitration proceedings, pending, or to Seller’s Knowledge, threatened against Seller or the Assets.

4.8 Material Contracts.

(a) Schedule 4.8 sets forth all Applicable Contracts of the type described below (collectively, the “Material Contracts”):

(i) any Applicable Contract that can reasonably be expected to result in aggregate payments by Seller of more than $300,000 during the current or any subsequent fiscal year or $500,000 in the aggregate over the term of such Applicable Contract (in each case, based solely on the terms thereof and without regard to any expected increase in volumes or revenues);

(ii) any Applicable Contract that can reasonably be expected to result in aggregate revenues to Seller of more than $300,000 during the current or any subsequent fiscal year or $500,000 in the aggregate over the term of such Applicable Contract (in each case based solely on the terms thereof and without regard to any expected increase in volumes or revenues);

(iii) any Hydrocarbon purchase and sale, transportation, processing or similar Contract that is not terminable without penalty on sixty (60) days or less notice;

(iv) any indenture, mortgage, loan, credit or sale-leaseback or similar contract;

(v) any Applicable Contract that constitutes a lease under which Seller is the lessor or the lessee of real or personal property which lease (A) cannot be terminated by Seller without penalty upon sixty (60) days or less notice and (B) involves an annual base rental of more than $250,000;

(vi) any farmout agreement, participation agreement, exploration agreement, development agreement, joint venture agreement, joint operating agreement, area of mutual interest agreement, unit agreement or similar Applicable Contract;

(vii) any agreement restricting, in any material respect, Seller from freely engaging in any business or competing anywhere;

(viii) any employment agreement;

(ix) any Applicable Contract between Seller and any Affiliate of Seller that will not be terminated prior to Closing; and

(x) any agreement relating to Indebtedness.

(b) Except as set forth on Schedule 4.8, there exist no defaults under the Material Contracts by Seller or, to Seller’s Knowledge, by any other Person that is a party to such Material Contracts, and except for such matters that would not have a Material Adverse Effect, no event has occurred that with notice or lapse of time or both would constitute any default under any such Contract by Seller or, to Seller’s Knowledge, any other Person who is a party to such Material Contract. Prior to the execution of this Agreement, Seller has made available to Buyer copies of each Material Contract and all amendments thereto.

4.9 No Violation of Laws. Except as set forth on Schedule 4.9, Seller has not violated any applicable Laws with respect to the ownership and operation of the Assets, except where such violations would not have a Material Adverse Effect. This Section does not include any matters with respect to Environmental Laws, such matters being addressed exclusively in Section 4.16.

4.10 Preferential Rights. Except as set forth in Schedule 4.10, there are no preferential rights to purchase that are applicable to the transfer of the Assets in connection with the transactions contemplated hereby.

4.11 Royalties, Etc. Except for such items that are being held in suspense as shown on Schedule 4.20, Seller has paid in all material respects all royalties, overriding royalties and other burdens on production due by Seller with respect the Properties, or if not paid, is contesting such royalties and other burdens in good faith in the normal course of business.

4.12 Imbalances. To Seller’s Knowledge, Schedule 4.12 sets forth all material Imbalances associated with the Properties as of the Effective Time.

4.13 Current Commitments. Schedule 4.13 sets forth, as of the date of this Agreement, any authority for expenditures (“AFE”) in excess of $100,000 relating to the Properties to drill or rework Wells or for other capital expenditures pursuant to any of the Material Contracts or any applicable joint operating agreement for which all of the activities anticipated in such AFEs or commitments have not been completed by the date of this Agreement.

4.14 Production Taxes.

(a) Except as disclosed in Schedule 4.14, during the period of Seller’s ownership of the Assets, all ad valorem, property, production, severance, and similar taxes and assessments (including penalties and interest) based on or measured by the ownership of the Assets, the production of Hydrocarbons, or the receipt of proceeds therefrom that have become due and payable before the Effective Time have been properly paid, other than taxes which have been contested in good faith.

(b) Except for the audits and investigations listed on Schedule 4.14, there are no audits or investigations pending, or, to the Seller’s Knowledge, threatened in writing, against Seller or any of the Assets before any Governmental Authority relating to the payment of any Taxes imposed or based on Seller’s interest in the Assets or Hydrocarbons produced from such interest in the Assets.

4.15 Brokers Fees. Seller has incurred no liability, contingent or otherwise, for brokers’ or finders’ fees relating to the transactions contemplated by this Agreement for which Buyer or any Affiliate of Buyer shall have any responsibility.

4.16 Environmental.

(a) With respect to the Assets, Seller has not entered into, and is not subject to, any agreements, consents, orders, decrees, judgments, license or permit conditions, or, to Seller’s Knowledge, other directives, of any Governmental Authority that are in existence as of the date of this Agreement, are based on any Environmental Laws, that relate to the future use of any of the Assets and that require any change in the present conditions of any of the Assets.

(b) Except as set forth in Schedule 4.16, Seller has not received any written notice from any Government Authority alleging a violation of Environmental Laws by Seller during the period of Seller’s ownership or operations of the Assets that has not been Remediated or otherwise cured in all material respects and would result in a material liability to the owner of the Assets.

(c) Except as set forth in Schedule 4.16, as of the date of this Agreement, Seller has not received written notice from any Person of any release or disposal of any Hazardous Substance concerning any land, facility, asset or property included in the Assets that: (i) interferes with or prevents compliance by Seller with any Environmental Law or the terms of any license or permit issued pursuant thereto; or (ii) gives rise to or results in any common Law or other liability of Seller to any Person.

4.17 Leases. To Seller’s Knowledge, no lessor under any Lease has given written notice to Seller of any action to terminate, cancel, rescind, repudiate, or procure a judicial reformation of any Lease or any provisions hereof.

4.18 Delivery of Hydrocarbons. Except as set forth on Schedule 4.18, Seller is not obligated by virtue of any take-or-pay payment, advance payment or other similar payment (other than gas balancing arrangements), to deliver Hydrocarbons, or proceeds from the sale thereof, attributable to the Assets at some future time without receiving payment therefor at or after the time of delivery. None of the revenues attributable to the Seller’s interests in any producing Well are being held in suspense.

4.19 Payout Status. To Seller’s Knowledge, Schedule 4.19 sets forth the payout status as of the date set forth in such Schedule of each Well and Lease subject to a reversion or other adjustment at some level of cost recovery or payout.

4.20 Suspense Accounts. Except as set forth in Schedule 4.20, as of the date set forth on such Schedule, Seller does not hold any funds in suspense with respect to any of the Assets.

4.21 Bonds, Letters of Credit and Guarantees. Schedule 4.21 identifies the bonds, letters-of-credit and guarantees posted (or supported) by Seller or its Affiliates or any Third Parties on behalf of Seller with respect to the Assets.

4.22 Insurance. Schedule 4.22 contains a summary description of all material policies of property, fire and casualty, general liability, workers’ compensation, and other insurance held by or for the benefit of the Seller as of the date of this Agreement.

4.23 Tax Partnership. None of the Assets are, or prior to Closing, will be subject to a tax partnership agreement.

ARTICLE V

BUYER’S REPRESENTATIONS AND WARRANTIES

Buyer represents and warrants to Seller the following:

5.1 Organization; Existence. Buyer is a Louisiana limited liability company duly organized, validly existing, and in good standing under the laws of the state of its formation and has all requisite power and authority to own and operate its property and to carry on its business as now conducted.

5.2 Authorization. Buyer has full power and authority to enter into and perform this Agreement and the Transaction Documents to which it is a party and the transactions contemplated herein and therein. The execution, delivery, and performance by Buyer of this Agreement have been duly and validly authorized and approved by all necessary corporate or partnership action (as applicable) on the part of Buyer. This Agreement is, and the Transaction Documents to which Buyer is a party when executed and delivered by Seller will be, the valid and binding obligation of Buyer and enforceable against Buyer in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium, and similar laws, as well as to principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

5.3 No Conflicts. The execution, delivery, and performance by Buyer of this Agreement and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach of any provisions of the organizational or other governing documents of Buyer, (ii) result in a default or the creation of any lien or encumbrance or give rise to any right of termination, cancellation, or acceleration under any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, license, or other agreement to which Buyer is a party or by which Buyer or any of its property may be bound or (iii) violate any Law or order applicable to Buyer or any of its property, except in the case of clauses (ii) and (iii) where such default, Encumbrance, termination, cancellation, acceleration or violation would not have a material adverse effect upon the ability of Buyer to consummate the transactions contemplated by this Agreement.

5.4 Consents. There are no consents or other restrictions on assignment, including, but not limited to, requirements for consents from Third Parties to any assignment (in each case) that would be applicable in connection with the consummation of the transactions contemplated by this Agreement by Buyer.

5.5 Bankruptcy. There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by or, to Buyer’s knowledge, threatened against Buyer.

5.6 Litigation. There is no suit, action, investigation or inquiry by any Person or by or before any Governmental Authority, and no legal, administrative, or arbitration proceedings pending, or to Buyer’s knowledge, threatened in writing against Buyer, or to which Buyer is a party, that would have a material adverse effect upon the ability of Buyer to consummate the transactions contemplated in this Agreement.

5.7 Financing. Buyer shall have as of the Closing Date, sufficient funds with which to pay the Purchase Price and consummate the transactions contemplated by this Agreement.

5.8 Regulatory. Buyer is now, and hereafter shall continue to be, qualified to own and assume operatorship of federal and state oil, gas and mineral leases in all jurisdictions (including the federal and state waters in the Gulf of Mexico) where the Assets to be transferred to it are located, and the consummation of the transactions contemplated in this Agreement will not cause Buyer to be disqualified as such an owner or operator. To the extent required by any applicable Laws, Buyer currently has, and will hereafter continue to maintain, lease bonds, area-wide bonds or any other surety bonds as may be required by, and in accordance with, all applicable Laws governing the ownership and operation of such leases and has filed any and all required reports necessary for such operations with all Governmental Authorities having jurisdiction over such operations.

5.9 Independent Evaluation. Buyer is sophisticated in the evaluation, purchase, ownership and operation of oil and gas properties and related facilities. In making its decision to enter into this Agreement and to consummate the transaction contemplated herein, Buyer (a) has relied or shall rely solely on its own independent investigation and evaluation of the Assets and the advice of its own legal, tax, economic, environmental, engineering, geological and geophysical advisors and the express provisions of this Agreement and not on any comments, statements, projections or other materials made or given by any representatives or consultants or advisors engaged by Seller, and (b) has satisfied or shall satisfy itself through its own due diligence as to the environmental and physical condition of and contractual arrangements and other matters affecting the Assets. Buyer has no knowledge of any fact that results in the breach of any representation, warranty or covenant of Seller given hereunder.

5.10 Brokers’ Fees. Buyer has incurred no liability, contingent or otherwise, for brokers’ or finders’ fees relating to the transactions contemplated by this Agreement for which Seller or Seller’s Affiliates shall have any responsibility.

5.11 Accredited Investor. Buyer is an “accredited investor,” as such term is defined in Regulation D of the Securities Act of 1933, as amended, and will acquire the Assets for its own account and not with a view to a sale or distribution thereof in violation of the Securities Act of 1933, as amended, and the rules and regulations thereunder, any applicable state blue sky Laws or any other applicable securities Laws.

ARTICLE VI

CERTAIN AGREEMENTS

6.1 Conduct of Business. Except as set forth in Schedule 6.1, Seller agrees that from and after the date hereof until Closing, except as expressly contemplated by this Agreement or as expressly consented to in writing by Buyer (which consent shall not be unreasonably withheld or delayed), to:

(a) operate, or use commercially reasonable efforts to cause the operators thereof to operate, the Assets in the usual, regular and ordinary manner consistent with past practice;

(b) maintain the books of account and records relating to the Assets in the usual, regular and ordinary manner, in accordance with the usual accounting practices of each such Person;

(c) maintain insurance relating to the Assets of the types and amounts consistent with Seller’s past practices, including, without limitation, the coverages set forth on Schedule 4.22;

(d) pay or cause to be paid, in all material respects, Seller’s proportionate share of all Operating Expenses that become due and payable in connection with the operation and maintenance of the Assets;

(e) notify Buyer of any AFEs received by Seller or of which Seller obtains actual notice that pertain to operations or capital projects to be conducted after the Effective Time with respect to the Assets and that provide for an amount that exceeds $250,000 per activity net to Seller’s interest, and consult with Buyer before paying Seller’s proportionate share of any such AFE and, except where immediate action is required under the circumstances or where such AFEs are issued for only informational purposes not allowing Seller an election to participate, obtain Buyer’s approval or disapproval with respect to whether Seller should elect to participate or not participate in the operations covered by such AFE (provided, that, approval of any AFE or election to participate contemplating expenditures in excess of $500,000 will require the approval of both parties);

(f) not enter into a Contract that if entered into prior to the date of this Agreement, would be required to be listed in a schedule attached to this Agreement, or terminate or materially amend or change the terms of any Material Contract;

(g) not transfer, sell, mortgage, pledge or dispose of any portion of the Assets other than the sale and/or disposal of Hydrocarbons in the ordinary course of business and sales of equipment that is no longer necessary in the operation of the Assets or for which replacement equipment has been obtained; and

(h) not commit to do any of the actions contemplated in subparagraphs (f) and (g) above.

Buyer shall respond to any request for consent pursuant to this Section 6.1 within three (3) Days following receipt of such request from Seller (or, if applicable, such shorter time period as may be required under the terms of the relevant Contract and indicated in such notice from Seller), and a failure to respond within such time period shall constitute Buyer’s consent to the matter addressed in the applicable notice. Buyer acknowledges Seller owns undivided interests in certain of the properties comprising the Assets that it is not the operator thereof, and Buyer agrees that the acts or omissions of the other working interests owners (including the operators) who are not Seller or any Affiliates of Seller shall not constitute a breach of the provisions of this Section 6.1, nor shall any action required by a vote of working interest owners constitute such a breach so long as Seller has voted its interest in a manner that complies with the provisions of this Section 6.1.

6.2 Successor Operator. While Buyer acknowledges that it desires to succeed Seller as operator of those Assets or portions thereof that Seller may presently operate, Buyer acknowledges and agrees that Seller cannot and does not covenant or warrant that Buyer shall become successor operator of same since the Assets or portions thereof may be subject to operating or other agreements that control the appointment of a successor operator. Seller agrees, however, that as to the Assets it operates, it shall use its commercially reasonable efforts to support Buyer’s efforts to become successor operator effective as of the Closing (at Buyer’s sole cost and expense) and to designate and/or appoint by assignment, to the extent legally possible, Buyer as successor operator effective as of the Closing.

6.3 Governmental Bonds. Buyer acknowledges that none of the bonds, letters of credit and guarantees, if any, posted by Seller or its Affiliates with Governmental Authorities and relating to the Assets are transferable to Buyer. On or before the Closing Date, Buyer shall obtain, or cause to be obtained in the name of Buyer or its designee, replacements for such bonds, letters of credit and guarantees, to the extent such replacements are necessary for Buyer’s ownership of the Assets. In addition, at or prior to Closing, Buyer shall deliver to Seller evidence of the posting of bonds or other security with all applicable Governmental Authorities meeting the requirements of such authorities to own and, where appropriate, operate, the Assets.

6.4 Record Retention. Buyer, for a period of seven (7) years following Closing, will (i) retain the Records, (ii) provide Seller, its Affiliates, and its and their officers, employees and representatives with access to the Records (to the extent that Seller has not retained the original or a copy) during normal business hours for review and copying at Seller’s expense, and (iii) provide Seller, its Affiliates, and its and their officers, employees and representatives with access, during normal business hours, to materials received or produced after Closing relating to any indemnity claim made under Section 13.2 of this Agreement for review and copying at Seller’s expense.

6.5 Notifications. Buyer will notify Seller promptly after a discovery by Buyer that any representation or warranty of Seller contained in this Agreement is, becomes or will be untrue in any material respect on or before the Closing Date. Seller will notify Buyer promptly after a discovery by Seller that any representation or warranty of Buyer contained in this Agreement is, becomes or will be untrue in any material respect on or before the Closing Date.

6.6 Intentionally Omitted.

6.7 Intentionally Omitted.

6.8 Intentionally Omitted.

6.9 Ship Shoal 238 Participation. The parties acknowledge that Seller as of the date of this Agreement is having discussions with W&T Offshore, Inc. (“W&T”) and Dynamic Offshore Resources NS, LLC (“Dynamic”, and together with W&T, collectively as “Farmor”) to obtain a farmout of the W/2 of Block 238, Ship Shoal Area, South Addition (“Option Area”). If Seller obtains a farmout from Farmor covering the Option Area, then Buyer will have the option, but not the obligation, to participate for fifty percent (50%) of the final interest that Seller obtains in the Option Area after satisfying its obligations to its existing partners. Buyer will have fifteen (15) days after receipt of notice from Seller in which to elect to participate in the farmout covering the Option Area. Failure of Buyer to timely respond shall be deemed an election by Buyer not to participate. Any interest earned by Buyer in the Option Area will bear a proportionate share of the Fairfield Override and the South River Override, as described in the Exploration Program Agreement dated August 1, 2008, by and between Hall-Houston Exploration III, L.P. and GOM-H Exploration Holdings, LLC, as amended January 14, 2009.

6.10 Intentionally Omitted.

6.11 No Solicitation. During the Exclusivity Period, Seller shall not, and shall not authorize or permit any of their Affiliates or any of their representatives to, directly or indirectly, (a) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal, (b) enter into discussions or negotiations with, or provide any information to, any Person (other than as permitted under this Agreement and other than to Buyer or any of its Affiliates and/or its or their respective representatives) concerning a possible Acquisition Proposal or (c) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. Seller shall immediately cease and cause to be terminated, and shall cause its

Affiliates and all of its and their representatives to immediately cease and cause to be terminated, all existing discussions and negotiations with any Persons (other than Buyer and/or its Affiliates) with respect to, or that could lead to, an Acquisition Proposal. For purposes of this Agreement, (i) “Exclusivity Period” means the period from and after the date of execution of the Agreement until the earlier to occur of the Closing and the termination of this Agreement pursuant to Article XIV and (ii) an “Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Buyer and/or any of its Affiliates) relating to the direct or indirect disposition, whether by sale, lease, transfer, merger, reorganization, share or interest exchange, consolidation, business combination or otherwise (other than Buyer or any of its Affiliates) of all or any portion of the Assets.

ARTICLE VII

BUYER’S CONDITIONS TO CLOSING

The obligations of Buyer to consummate the transactions provided for herein are subject, at the option of Buyer, to the fulfillment on or prior to the Closing of each of the following conditions:

7.1 Representations. The representations and warranties of Seller set forth in this Agreement shall be true and correct in all material respects (other than representations and warranties qualified by materiality, including Material Adverse Effect, which shall be true and correct in all respects) on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made or given on and as of the Closing Date.

7.2 Performance. Seller shall have materially performed or complied with all obligations, agreements, and covenants contained in this Agreement as to which performance or compliance by Seller is required prior to or at the Closing Date so as to not result in a Material Adverse Affect.

7.3 No Legal Proceedings. No material suit, action, or other proceeding shall be pending before any Governmental Authority seeking to restrain, prohibit, enjoin, or declare illegal, or seeking substantial damages in connection with, the transactions contemplated by this Agreement.

7.4 Title Defects and Environmental Defects. The sum of (i) the sum of all Title Defect Amounts determined under Section 11.2(d)(i) and/or the Allocated Value of each Asset excluded under Section 11.2(d)(ii) prior to the Closing, less the sum of all Title Benefit Amounts determined under Section 11.2(b) prior to Closing, plus (ii) the sum of all Remediation Amounts for Environmental Defects determined under Article XII prior to the Closing and/or the Allocated Value of each Asset excluded under Section 12.1(b)(iii), plus (iii) the sum of the Allocated Value of each Asset excluded by Seller under Section 11.4 from the Assets shall be less than twenty percent (20%) of the Purchase Price.

7.5 Closing of the Fund Purchase and Sale Agreements. The transactions contemplated by each of the Fund Purchase and Sale Agreements shall have closed pursuant to the terms and conditions of such agreements.

7.6 Closing Deliverables. Seller shall have delivered (or be ready, willing and able to deliver at Closing) to Buyer the documents and other items required to be delivered by Seller under Section 9.3.

ARTICLE VIII

SELLER’S CONDITIONS TO CLOSING

The obligations of Seller to consummate the transactions provided for herein are subject, at the option of Seller, to the fulfillment on or prior to the Closing of each of the following conditions precedent:

8.1 Representations. The representations and warranties by Buyer set forth in this Agreement shall be true and correct in all material respects (other than representations and warranties qualified by materiality, including Material Adverse Effect, which shall be true and correct in all respects) on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made or given on and as of the Closing Date.

8.2 Performance. Buyer shall have materially performed or complied with all obligations, agreements, and covenants contained in this Agreement as to which performance or compliance by Buyer is required prior to or at the Closing Date.

8.3 No Legal Proceedings. No material suit, action, or other proceeding shall be pending before any Governmental Authority seeking to restrain, prohibit, or declare illegal, or seeking substantial damages in connection with, the transactions contemplated by this Agreement.

8.4 Title Defects and Environmental Defects. The sum of (i) the sum of all Title Defect Amounts determined under Section 11.2(d)(i) and/or the Allocated Values of the Assets excluded under Section 11.2(d)(ii) prior to the Closing, less the sum of all Title Benefit Amounts determined under Section 11.2(b) prior to Closing, plus (ii) the sum of all Remediation Amounts for Environmental Defects determined under Article XII and/or the Allocated Values of the Assets excluded under Section 12.1(b)(iii) prior to the Closing, plus (iii) the sum of the Allocated Value of each Asset excluded by Seller under Section 11.4 from the Assets shall be less than twenty percent (20%) of the Purchase Price.

8.5 Replacement Bonds. Buyer shall have obtained, or caused to be obtained, in the name of Buyer or its designee, replacements for Seller’s and/or its Affiliates’ bonds, letters of credit and guarantees, and such other bonds, letters of credit and guarantees to the extent required by Section 6.3.

8.6 Closing Deliverables. Buyer shall have delivered (or be ready, willing and able to deliver at Closing) to Seller the documents and other items required to be delivered by Buyer under Section 9.3.

ARTICLE IX

CLOSING

9.1 Date of Closing. Subject to the conditions stated in this Agreement, the sale by Seller and the purchase by Buyer of the Assets pursuant to this Agreement (the “Closing”) shall occur on or before July 3, 2013, or such other date as Buyer and Seller may agree upon in writing (the “Closing Date”); provided however, that Seller shall have the right in its sole discretion to extend the Closing Date by up to thirty (30) days by written notice to Buyer if not all of the consents listed on Schedule 4.4 have been obtained.

9.2 Place of Closing. The Closing shall be held at the offices of Gieger, Laborde & Laperouse, 1177 West Loop South, Suite 750, Houston, Texas 77027 or at such other location as may be mutually agreed upon by Seller and Buyer.

9.3 Closing Obligations. At the Closing, the following documents shall be delivered and the following events shall occur, the execution of each document and the occurrence of each event being a condition precedent to the others and each being deemed to have occurred simultaneously with the others:

(a) Seller and Buyer shall execute and deliver the Assignment, in sufficient counterparts to facilitate recording in the applicable counties and parishes, covering the Assets.

(b) Seller and Buyer shall execute and deliver assignments, on appropriate forms, of state and of federal leases comprising portions of the Assets, if any.

(c) Seller and Buyer shall execute and deliver the Preliminary Settlement Statement.

(d) Buyer shall deliver to Seller, to the accounts designated in the Preliminary Settlement Statement, by direct bank or wire transfer in same day funds, the Adjusted Purchase Price, after giving effect to the Deposit.

(e) Seller shall deliver on forms supplied by Buyer and reasonably acceptable to Seller transfer orders or letters in lieu thereof directing all purchasers of production to make payment to Buyer of proceeds attributable to production from the Assets from and after the Effective Time, for delivery by Buyer to the purchasers of production.

(f) Seller shall deliver an executed statement described in Treasury Regulation §1.1445-2(b)(2) certifying that Seller is not a foreign person within the meaning of the Code.

(g) Seller shall deliver a Secretary’s certificate with a copy of the resolutions of Seller’s governing body authorizing the transaction contemplated hereby (including designation of the Persons authorized to execute this Agreement on behalf of Seller and the Transaction Documents to which it is a party).

(h) Buyer shall deliver a Secretary’s certificate with a copy of the resolutions of Buyer’s governing body authorizing the transactions contemplated hereby (including designation of the Persons authorized to execute this Agreement on behalf of Buyer and the Transaction Documents to which it is a party).

(i) Subject to Section 6.2, to the extent applicable and required under applicable Laws, for any state and/or federal lease included in the Assets, Seller shall deliver designation of operator forms.

(j) Seller shall deliver, or cause the delivery of, releases and terminations of any mortgages, deeds of trust, and financing statements granted by Black Elk Energy Offshore Operations, LLC burdening the Assets in favor of Capital One, N.A.

(k) Seller and Buyer shall execute and deliver any other agreements, instruments and documents which are required by other terms of this Agreement to be executed and/or delivered at the Closing.

9.4 Records. In addition to the obligations set forth under Section 9.3 above, at any time after fifteen (15) Business Days following the Closing pursuant to Buyer’s reasonable instructions, Seller shall deliver to Buyer possession of the Records.

ARTICLE X

ACCESS/DISCLAIMERS

10.1 Access.

(a) From and after the date hereof and up to and including the Closing Date (or earlier termination of this Agreement) but subject to the other provisions of this Section 10.1 and obtaining any required consents of Third Parties, including Third Party operators of the Assets (with respect to which consents Seller shall use commercially reasonable efforts to obtain), Seller shall afford to Buyer and its officers, employees, agents, accountants, attorneys, investment bankers and other authorized representatives (“Buyer’s Representatives”) full access, during normal business hours, to the Assets and all Records and other documents in Seller’s or any their respective Affiliates’ possession relating primarily to the Assets. Seller shall also make available to Buyer and Buyer’s Representatives, upon reasonable notice during normal business hours, Seller’s personnel knowledgeable with respect to the Assets in order that Buyer may make such diligence investigation as Buyer considers necessary or appropriate. All investigations and due diligence conducted by Buyer or any Buyer’s Representative shall be conducted at Buyer’s sole cost, risk and expense and any conclusions made from any examination done by Buyer or any Buyer’s Representative shall result from Buyer’s own independent review and judgment.

(b) After obtaining the Seller’s prior written consent, Buyer shall be allowed to conduct a Phase I environmental property assessment with respect to the Assets. Seller or its designee shall have the right to accompany Buyer and Buyer’s Representatives whenever they are on site on the Assets and also to collect split test samples if any are collected. Notwithstanding anything herein to the contrary, Buyer shall not have access to, and shall not be permitted to conduct any environmental due diligence (including any Phase I environmental property assessments) with respect to any Assets where Seller does not have the authority to grant access for such due diligence (provided, however, Seller shall use its commercially reasonable efforts to obtain permission from any Third Party to allow Buyer and Buyer’s Representatives such access).

(c) Buyer shall coordinate its environmental property assessments and physical inspections of the Assets with Seller to minimize any inconvenience to or interruption of the conduct of business by Seller. Buyer shall abide by Seller’s, and any Third Party operator’s safety rules, regulations, and operating policies while conducting its due diligence evaluation of the Assets including any environmental or other inspection or assessment of the Assets. Buyer hereby defends, indemnifies and holds harmless each of the operators of the Assets and Seller Indemnified Parties from and against any and all Liabilities arising out of, resulting from or relating to any field visit, environmental property assessment, or other due diligence activity conducted by Buyer or any Buyer’s Representative with respect to the Assets, EVEN IF SUCH LIABILITIES ARISE OUT OF OR RESULT FROM, SOLELY OR IN PART, THE SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW OF OR BY A MEMBER OF SELLER INDEMNIFIED PARTIES, EXCEPTING ONLY LIABILITIES ACTUALLY RESULTING ON THE ACCOUNT OF THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF A MEMBER OF SELLER INDEMNIFIED PARTIES.

(d) Buyer agrees to promptly provide Seller, but in no less than five (5) Days after receipt or creation, copies of all final reports and test results, prepared by Buyer and/or any of Buyer’s Representatives and which contain data collected or generated from Buyer’s due diligence with respect to the Assets. Seller shall not be deemed by its receipt of said documents or otherwise to have made representation or warranty, express, implied or statutory, as to the condition to the Assets or to the accuracy of said documents or the information contained therein.

(e) Upon completion of Buyer’s due diligence, Buyer shall at its sole cost and expense and without any cost or expense to Seller or its Affiliates, (i) close all bore holes from its Phase I environmental property assessment in accordance with recognized industry standards, (ii) repair all damage done to the Assets in connection with Buyer’s due diligence, (iii) restore the Assets to the approximate same or better condition than it was prior to commencement of Buyer’s due diligence, and (iv) remove all equipment, tools or other property brought onto the Assets in connection with Buyer’s due diligence. Any disturbance to the Assets (including, without limitation, the real property associated with such Assets) resulting from Buyer’s due diligence will be promptly corrected by Buyer.

(f) During all periods that Buyer, and/or any of Buyer’s Representatives are on the Assets, Buyer shall maintain, at its sole expense and with insurers reasonably satisfactory to Seller, policies of insurance of the types and in the amounts reasonably requested by Seller. Coverage under all insurance required to be carried by Buyer hereunder will (i) be primary insurance, (ii) list Seller Indemnified Parties as additional insureds, (iii) waive subrogation against Seller Indemnified Parties and (iv) provide for five (5) Days prior notice to Seller in the event of cancellation or modification of the policy or reduction in coverage. Upon request by Seller, Buyer shall provide evidence of such insurance to Seller prior to entering the Assets.

10.2 Confidentiality. Subject to Section 15.5 and without limiting the obligations of the parties under the Confidentiality Agreement, the parties shall keep all information and data relating to this Agreement, and the transactions contemplated hereby, strictly confidential except for (a) disclosures to (i) partners, employees, officers, directors, members, equity owners (existing and potential) and counsel of a party or any of its Affiliates; (ii) any consultant or agent retained by a party or the parties listed in subsection (i) above; and (iii) any bank, other financial institution or entity funding, or proposing to fund, such party’s acquisition of and operations in connection with the Assets, including any consultant retained by such bank, other financial institution or entity of the parties and (b) any disclosures required to perform this Agreement; provided, however, that the foregoing shall not restrict disclosures that are (i) included in any offering documents or financing documents related to any financing transaction of Buyer to be consummated in connection with the transactions contemplated hereby; or (ii) required (upon advice of counsel) by applicable securities or other Laws or regulations or the applicable rules of any stock exchange having jurisdiction over the parties or their respective Affiliates; and provided, further, that prior to making any such permitted disclosures, the party disclosing such information shall obtain an undertaking of confidentiality from each such receiving party to the extent practicable. The foregoing prohibitions shall not apply with respect to information that a party has lawfully received from a third person without a known obligation of confidentiality to such party or to information which is generally known or becomes known to the public without violation of such party’s non-disclosure obligations hereunder. If the Closing should occur, the foregoing confidentiality restriction of the parties, or the confidentiality restriction arising under the Confidentiality Agreement, shall terminate (except as to (i) such portion of the Assets that are not conveyed to Buyer pursuant to the provisions of this Agreement, and (ii) the Excluded Assets) and Seller’s rights under any other confidentiality agreements with other prospective purchasers of the Assets shall be deemed assigned to the Buyer. In the event of any conflict or ambiguity between this Agreement and the Confidentiality Agreement, the terms and conditions of this Agreement shall prevail.

10.3 Disclaimers.

(a) EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN SECTION 11.1 OR ARTICLE IV OF THIS AGREEMENT, (I) SELLER MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS, STATUTORY OR IMPLIED, AND (II) SELLER EXPRESSLY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, STATEMENT OR INFORMATION MADE OR COMMUNICATED (ORALLY OR IN WRITING) TO BUYER OR ANY OF ITS AFFILIATES, EMPLOYEES, AGENTS, CONSULTANTS OR REPRESENTATIVES (INCLUDING, WITHOUT LIMITATION, ANY OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HAVE BEEN PROVIDED TO BUYER BY ANY OFFICER, DIRECTOR, EMPLOYEE, AGENT, CONSULTANT, REPRESENTATIVE OR ADVISOR OF SELLER OR ANY OF ITS AFFILIATES).

(b) EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN SECTION 11.1 OR ARTICLE IV OF THIS AGREEMENT, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED, AS TO (I) TITLE TO ANY OF THE ASSETS, (II) THE CONTENTS, CHARACTER OR NATURE OF ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT, OR ANY ENGINEERING, GEOLOGICAL OR SEISMIC DATA OR

INTERPRETATION, RELATING TO THE ASSETS, (III) THE QUANTITY, QUALITY OR RECOVERABILITY OF HYDROCARBONS IN OR FROM THE ASSETS, (IV) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (V) THE PRODUCTION OF HYDROCARBONS FROM THE ASSETS, (VI) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS, (VII) THE CONTENT, CHARACTER OR NATURE OF ANY INFORMATION, MEMORANDUM, REPORTS, BROCHURES, CHARTS OR STATEMENTS PREPARED BY SELLER OR THIRD PARTIES WITH RESPECT TO THE ASSETS, (VIII) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE TO BUYER OR ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, CONSULTANTS, REPRESENTATIVES OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO AND (IX) ANY IMPLIED OR EXPRESS WARRANTY OF FREEDOM FROM PATENT OR TRADEMARK INFRINGEMENT. EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN SECTION 11.1 OR ARTICLE IV OF THIS AGREEMENT, SELLER FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED, OF MERCHANTABILITY, FREEDOM FROM LATENT VICES OR DEFECTS, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY ASSETS, RIGHTS OF A PURCHASER UNDER APPROPRIATE STATUTES TO CLAIM DIMUNITION OF CONSIDERATION OR RETURN OF THE PURCHASE PRICE, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES HERETO THAT BUYER SHALL BE DEEMED TO BE OBTAINING THE ASSETS IN THEIR PRESENT STATUS, CONDITION AND STATE OF REPAIR, “AS IS” AND “WHERE IS” WITH ALL FAULTS OR DEFECTS (KNOWN OR UNKNOWN, LATENT, DISCOVERABLE OR UNDISCOVERABLE), AND THAT BUYER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS BUYER DEEMS APPROPRIATE. WITH RESPECT TO ANY OF THE ASSETS THAT ARE LOCATED IN THE STATE OF LOUISIANA, OR LOCATED ON THE OUTER CONTINENTAL SHELF ADJACENT TO THE STATE OF LOUISIANA, BUYER ACKNOWLEDGES THAT THIS WAIVER HAS BEEN EXPRESSLY CALLED TO ITS ATTENTION AND INCLUDES, WITHOUT LIMITATION, A WAIVER OF WARRANTY AGAINST REHIBITORY VICES ARISING UNDER LOUISIANA CIVIL CODE SECTIONS 2520 THROUGH 2548, INCLUSIVE.

(c) EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN SECTION 4.16 OF THIS AGREEMENT, SELLER HAS NOT AND WILL NOT MAKE ANY REPRESENTATION OR WARRANTY REGARDING ANY MATTER OR CIRCUMSTANCE RELATING TO ENVIRONMENTAL LAWS, THE RELEASE OF MATERIALS INTO THE ENVIRONMENT OR THE PROTECTION OF HUMAN HEALTH, SAFETY, NATURAL RESOURCES OR THE ENVIRONMENT, OR ANY OTHER ENVIRONMENTAL CONDITION OF THE ASSETS, AND NOTHING IN THIS AGREEMENT OR OTHERWISE, EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN SECTION 4.16 OF THIS AGREEMENT, SHALL BE CONSTRUED AS SUCH A REPRESENTATION OR WARRANTY, AND SUBJECT TO BUYER’S RIGHTS UNDER SECTION 12.1 AND ARTICLE XIII, BUYER SHALL BE DEEMED TO BE

TAKING THE ASSETS “AS IS” AND “WHERE IS” WITH ALL FAULTS FOR PURPOSES OF THEIR ENVIRONMENTAL CONDITION AND THAT BUYER HAS MADE OR CAUSED TO BE MADE SUCH ENVIRONMENTAL INSPECTIONS AS BUYER DEEMS APPROPRIATE.

(d) SELLER AND BUYER AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE, THE DISCLAIMERS OF CERTAIN REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS SECTION 10.3 ARE “CONSPICUOUS” DISCLAIMERS FOR THE PURPOSE OF ANY APPLICABLE LAW.

ARTICLE XI

TITLE MATTERS; CASUALTIES; TRANSFER RESTRICTIONS

11.1 Seller’s Title.

(a) General Disclaimer of Title Warranties and Representations. Except for the special warranty of title as set forth in Section 11.1(b) and without limiting Buyer’s remedies for Title Defects set forth in this Article XI, Seller makes no warranty or representation, express, implied, statutory or otherwise, with respect to Seller’s title to any of the Assets and Buyer hereby acknowledges and agrees that Buyer’s sole remedy for any defect of title, including any Title Defect, with respect to any of the Assets (i) before Closing, shall be as set forth in Section 11.2 and (ii) after Closing, shall be pursuant to the special warranty of title set forth in Section 11.1(b).

(b) Special Warranty of Title. If the Closing occurs, then effective as of the Closing Date, Seller warrants title to the Assets unto Buyer against every Person whomsoever lawfully claiming or to claim the same or any part thereof by, through or under Seller or its Affiliates, but not otherwise, subject, however, to the Permitted Encumbrances; provided, however, that, except with respect to any liability of Seller for any claim asserted in writing by Buyer to Seller in accordance with Section 11.1(c) on or before the expiration of the Survival Period for breach of such special warranty, such special warranty shall cease and terminate at the end of such Survival Period. Buyer shall not be entitled to protection under Seller’s special warranty of title against any Title Defect reported by Buyer under Section 11.2, or any Title Defect actually known by Buyer prior to the Title Claim Date.

(c) Recovery on Special Warranty. Prior to the expiration of the one (1) year period commencing as of the Closing Date (the “Survival Period”), Buyer shall furnish Seller a notice setting forth any matters which Buyer intends to assert as a breach of Seller’s special warranty in Section 11.1(b). Seller shall have a reasonable opportunity, but not the obligation, to cure any title claim asserted by Buyer pursuant to this Section 11.1(c). Buyer agrees to reasonably cooperate with any attempt by Seller to cure any such title claim.

11.2 Notice of Title Defects; Defect Adjustments.

(a) Title Defect Notices. On or before June 26, 2013 (the “Title Claim Date”), Buyer must deliver claim notices to Seller meeting the requirements of this Section 11.2(a) (collectively the “Title Defect Notices” and individually a “Title Defect Notice”) setting forth any matters which, in Buyer’s reasonable opinion, constitute Title Defects and which Buyer intends to assert as a Title Defect pursuant to this Article XI. For all purposes of this Agreement and notwithstanding anything herein to the contrary, Buyer shall be deemed to have waived, and Seller shall have no liability for, any Title Defect which Buyer fails to assert as a Title Defect by a Title Defect Notice received by Seller on or before the Title Claim Date. To be effective, each Title Defect Notice shall be in writing, and shall include (i) a description of the alleged Title Defect(s), (ii) the Leases and Wells (and the applicable zone(s) therein) and/or other Assets affected by the Title Defect (each a “Title Defect Property”), (iii) the Allocated Value of each Title Defect Property, (iv) supporting documents reasonably necessary for Seller to verify the existence of the alleged Title Defect(s), and (v) the amount by which Buyer reasonably believes the Allocated Value of each Title Defect Property is reduced by the alleged Title Defect(s) and the computations upon which Buyer’s belief is based. To give Seller an opportunity to commence reviewing and curing Title Defects, Buyer agrees to use reasonable efforts to give Seller, on or before the end of each calendar week prior to the Title Claim Date, written notice of all Title Defects discovered by Buyer during the preceding calendar week, which notice may be preliminary in nature and supplemented prior to the Title Claim Date. Buyer shall also promptly furnish Seller with written notice of any Title Benefit which is discovered by any of Buyer’s or any of its Affiliate’s employees, title attorneys, landmen or other title examiners while conducting Buyer’s due diligence with respect to the Assets prior to the Title Claim Date.

(b) Title Benefit Notices. Seller shall have the right, but not the obligation, to deliver to Buyer on or before the Title Claim Date with respect to each Title Benefit a notice (a “Title Benefit Notice”) including (i) a description of the Title Benefit, (ii) the Leases and Wells (and the applicable zone(s) therein) affected by the Title Benefit, and (iii) the amount by which Seller reasonably believes the Allocated Value of those Leases and Wells (and the applicable zone(s) therein) is increased by the Title Benefit, and the computations upon which Seller’s belief is based. Except for purposes of defending against or paying any claim that Seller has breached its special warranty of title under Section 11.1(c), Seller shall be deemed to have waived all Title Benefits of which it has not given notice on or before the Title Claim Date.

(c) Seller’s Right to Cure. Seller shall have the right, but not the obligation, to attempt, at its sole cost, to cure at any time prior to Closing (the “Cure Period”), any Title Defects of which it has been advised by Buyer.

(d) Remedies for Title Defects. Subject to Seller’s continuing right to dispute the existence of a Title Defect and/or the Title Defect Amount asserted with respect thereto and subject to the rights of the parties pursuant to Section 14.1(f), in the event that any Title Defect timely asserted by Buyer in accordance with Section 11.2(a) is not waived in writing by Buyer or cured on or before Closing, Seller shall, at its sole option, elect to:

(i) subject to the Individual Title Defect Threshold and the Title Indemnity Deductible, reduce the Purchase Price by an amount (“Title Defect Amount”) determined pursuant to Section 11.2(g) or 11.2(j) as being the value of such Title Defect;

(ii) retain the entirety of the Title Defect Property that is subject to such Title Defect, together with all associated Assets, in which event the Purchase Price shall be reduced by an amount equal to the Allocated Value of such Title Defect Property and such associated Assets; or

(iii) if applicable, terminate this Agreement pursuant to Section 14.1(f).

(e) Remedies for Title Benefits. With respect to each Lease and Well (or specified zone(s) therein) affected by Title Benefits reported under Section 11.2(b), the Purchase Price shall be increased by an amount (the “Title Benefit Amount”) equal to the increase in the Allocated Value for such Lease and Well caused by such Title Benefits, as determined pursuant to Section 11.2(h).

(f) Exclusive Remedy. Except for Seller’s special warranty of title under Section 11.1(b), Section 11.2(d) shall be the exclusive right and remedy of Buyer with respect to Seller’s failure to have Defensible Title with respect to any Asset.

(g) Title Defect Amount. The Title Defect Amount resulting from a Title Defect shall be the amount by which the Allocated Value of the affected Title Defect Property is reduced as a result of the existence of such Title Defect and shall be determined in accordance with the following terms and conditions:

(i) if Buyer and Seller agree on the Title Defect Amount, then that amount shall be the Title Defect Amount;

(ii) if the Title Defect is an Encumbrance, then the Title Defect Amount shall be the amount necessary to be paid to remove the Title Defect from the Title Defect Property;

(iii) if the Title Defect represents a discrepancy between (A) the Net Revenue Interest for any Title Defect Property and (B) the Net Revenue Interest stated in Exhibit A and Exhibit B, then the Title Defect Amount shall be the product of the Allocated Value of such Title Defect Property multiplied by a fraction, the numerator of which is the Net Revenue Interest decrease and the denominator of which is the Net Revenue Interest stated in Exhibit A and Exhibit B;

(iv) if the Title Defect represents an obligation or Encumbrance upon or other defect in title to the Title Defect Property of a type not described above, the Title Defect Amount shall be determined by taking into account the Allocated Value of the Title Defect Property, the portion of the Title Defect Property affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the Title Defect Property, the values placed upon the Title Defect by Buyer and Seller and such other reasonable factors as are necessary to make a proper evaluation;

(v) the Title Defect Amount with respect to a Title Defect Property shall be determined without duplication of any costs or losses included in another Title Defect Amount hereunder; and

(vi) notwithstanding anything to the contrary in this Article XI, the aggregate Title Defect Amounts attributable to the effects of all Title Defects upon any Title Defect Property shall not exceed the Allocated Value of the Title Defect Property.

(h) Title Benefit Amount. The Title Benefit Amount resulting from a Title Benefit shall be determined in accordance with the following methodology, terms and conditions:

(i) if Buyer and Seller agree on the Title Benefit Amount, then that amount shall be the Title Benefit Amount; and

(ii) if the Title Benefit represents a discrepancy between (A) the Net Revenue Interest for any Lease or Well (or the specified zone(s) therein) and (B) the Net Revenue Interest stated in Exhibit A and Exhibit B, then the Title Benefit Amount shall be the product of the Allocated Value of such Lease or Well (or the specified zone(s) therein) multiplied by a fraction, the numerator of which is the Net Revenue Interest increase and the denominator of which is the Net Revenue Interest stated in Exhibit A and Exhibit B.

(i) Title Deductibles. Notwithstanding anything to the contrary, (i) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for any individual Title Defect for which the Title Defect Amount does not exceed seventy-five thousand dollars ($75,000) (“Individual Title Defect Threshold”); and (ii) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for any Title Defect that exceeds the Individual Title Defect Threshold unless (A) the sum of the Title Defect Amounts of all such Title Defects that exceed the Individual Title Defect Threshold, in the aggregate, excluding any Title Defects cured by Seller, exceeds (B) the Title Indemnity Deductible, after which point Buyer shall be entitled to adjustments to the Purchase Price or other remedies only with respect to such Title Defects in excess of such Title Indemnity Deductible.

(j) Title Dispute Resolution. Seller and Buyer shall attempt to agree on all Title Defects, Title Benefits, Title Defect Amounts and Title Benefit Amounts prior to Closing. If Seller and Buyer are unable to agree by Closing, the Title Defect Amounts and Title Benefit Amounts in dispute shall be exclusively and finally resolved pursuant to this Section 11.1(j). There shall be a single arbitrator, who shall be a title attorney with at least ten (10) years experience in oil and gas titles involving properties on the Outer Continental Shelf, Gulf of Mexico, as selected by mutual agreement of Buyer and Seller within fifteen (15) Days after the end of the Cure Period, and absent such agreement, by the Houston office of the American Arbitration Association (the “Title Arbitrator”). The arbitration proceeding shall be held in Houston, Texas and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Article. The Title Arbitrator’s determination shall be made within twenty (20) Days after submission of the matters in dispute and shall be final and binding upon both parties, without right of appeal. In making his determination, the Title Arbitrator shall be bound by the rules set forth in Sections 11.2(g) and 11.2(h) and, subject to the foregoing, may consider such other matters as in the opinion of the Title Arbitrator are necessary to make a proper determination. The Title Arbitrator, however, may not award the Buyer a greater Title Defect Amount than the

Title Defect Amount claimed by Buyer in its applicable Title Defect Notice and may not award Seller a greater Title Benefit Amount than the Title Benefit Amount claimed by Seller in its applicable Title Benefit Notice. The Title Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Title Defect, Title Benefit, Title Defect Amounts and/or Title Benefit Amounts submitted by either party and may not award damages, interest or penalties to either party with respect to any matter. Seller and Buyer shall each bear its own legal fees and other costs of presenting its case. Each of Seller and Buyer shall bear one-half of the costs and expenses of the Title Arbitrator. To the extent that the award of the Title Arbitrator with respect to any Title Defect Amount or Title Benefit Amount is not taken into account as an adjustment to the Purchase Price pursuant to Section 3.5 or Section 3.6, then within ten (10) days after the Title Arbitrator delivers written notice to Buyer and Seller of his award with respect to a Title Defect Amount or a Title Benefit Amount, (i) Buyer shall pay to Seller the amount, if any, so awarded by the Title Arbitrator to Seller and (ii) Seller shall pay to Buyer the amount, if any, so awarded by the Title Arbitrator to Buyer.

11.3 Casualty or Condemnation Loss.

(a) Notwithstanding anything herein to the contrary, from and after the Effective Time, Buyer shall assume all risk of loss with respect to production of Hydrocarbons through normal depletion (including watering out of any Well, collapsed casing or sand infiltration of any Well) and the depreciation of personal property due to ordinary wear and tear, in each case, with respect to the Assets.

(b) Without limiting Buyer’s rights under Section 14.1(e), if, after the date of this Agreement but prior to the Closing Date, any portion of the Assets (including downhole) is destroyed by fire, windstorm or other casualty or is taken in condemnation or under right of eminent domain, and the aggregate amount of any such loss as a result of such casualty or taking exceeds fifteen percent (15%) of the Purchase Price, either party shall have the right to terminate this Agreement. If the aggregate amount of any such loss as a result of such casualty or taking exceeds fifteen percent (15%) of the Purchase Price and the parties nevertheless elect to proceed to closing, Seller shall elect by written notice to Buyer prior to Closing either (i) to cause the Assets affected by such casualty or taking to be repaired or restored to at least its condition prior to such casualty or taking, at Seller’s sole cost, as promptly as reasonably practicable (which work may extend after the Closing Date), or (ii) to treat such casualty or taking as a Title Defect with respect to the affected Asset or Assets under Section 11.2. In each case, Seller shall retain all rights to insurance, condemnation awards and other claims against third parties with respect to the casualty or taking except to the extent the parties otherwise agree in writing.

(c) Subject to and without limiting Buyer’s rights under Section 14.1(e), if, after the date of this Agreement but prior to the Closing Date, any portion of the Assets (including downhole) is destroyed by fire, windstorm or other casualty or is taken in condemnation or under right of eminent domain, and the aggregate amount of any such loss as a result of such casualty or taking is fifteen percent (15%) or less of the Purchase Price, Buyer shall nevertheless be required to close and Seller, at Closing, shall pay to Buyer all sums paid to Seller by Third Parties by reason of such casualty or taking insofar as with respect to the Assets and shall assign, transfer and set over to Buyer or subrogate Buyer to all of Seller’s right, title and interest (if any) in insurance claims, unpaid awards, and other rights against Third Parties

(excluding any Liabilities, other than insurance claims, of or against any Seller Indemnified Parties) arising out of such casualty or taking insofar as with respect to the Assets; provided, however, that Seller shall reserve and retain (and Buyer shall assign to Seller) all rights, title, interests and claims against Third Parties for the recovery of Seller’s costs and expenses incurred prior to the Closing in pursuing or asserting any such insurance claims or other rights against Third Parties or in defending or asserting rights in such condemnation or eminent domain action with respect to the Assets.

(d) If any action for condemnation or taking under right of eminent domain is pending or threatened with respect to any Asset or portion thereof after the date of this Agreement, but no taking of such Asset or portion thereof occurs prior to the Closing Date, Buyer shall nevertheless be required to close and Seller, at Closing, shall assign, transfer and set over to Buyer or subrogate Buyer to all of Seller’s right, title and interest (if any) in such condemnation or eminent domain action, including any future awards therein, insofar as they are attributable to the Assets threatened to be taken, except that Seller shall reserve and retain (and Buyer shall assign to Seller) all rights, titles, interests and claims against Third Parties for the recovery of Seller’s costs and expenses incurred prior to the Closing in defending or asserting rights in such action with respect to the Assets.

11.4 Preferential Purchase Rights and Consents to Assign.

(a) With respect to each preferential purchase right pertaining to an Asset and the transactions contemplated hereby, Seller, prior to the Closing, shall send to the holder of each such right a notice, in material compliance with the contractual provisions applicable to such right. In addition, prior to the Closing, Seller shall send to each holder of a right to consent to assignment pertaining to the Assets and the transactions contemplated hereby a notice seeking such party’s consent to the transaction contemplated hereby.

(b) If, prior to the Closing, any holder of a preferential purchase right notifies Seller that it intends to consummate the purchase of the Asset to which its preferential purchase right applies, the exercise of such preferential purchase right shall constitute a Title Defect, that Asset shall be excluded from the Assets to be conveyed to Buyer to the extent of the interest affected by the preferential purchase right, and the Purchase Price shall be reduced by the Allocated Value of the relevant Asset allocable to such interest. Seller shall be entitled to all proceeds paid by a party exercising a preferential purchase right prior to the Closing. If such holder of such preferential purchase right thereafter fails to consummate the purchase of the Asset covered by such right on or before thirty (30) Days following the Closing Date, then Seller shall so notify Buyer, and Buyer shall purchase on or before ten (10) Days following receipt of such notice, subject to Buyer’s satisfaction that such preferential right has been waived, such Asset from Seller, under the terms of this Agreement for a price equal to the portion of the Purchase Price previously allocated to it.

(c) If a preferential purchase right burdening any Asset is not exercised, or the time for exercising such preferential purchase right has not expired, prior to the Closing Date, then Buyer shall purchase such Asset subject to the preferential purchase right, and if such preferential purchase right is subsequently exercised, Buyer shall deliver the affected Asset to the holder of such preferential purchase right pursuant to an assignment in substantially the same form as the Assignment and shall keep the proceeds paid for such Asset by the party exercising the preferential purchase right.

(d) All Assets for which preferential purchase rights have been waived, or as to which the period to exercise such right has expired prior to the Closing, shall be sold to Buyer at the Closing pursuant to the provisions of this Agreement.

(e) If Seller fails to obtain a consent prior to the Closing (except for Customary Post-Closing Consents) and the failure to obtain such consent would cause the assignment of such Asset to Buyer to be void ab initio or the termination of a Lease, then the portion of the Assets subject to such failed consent shall constitute a Title Defect, that Asset shall be excluded from the Assets to be conveyed to Buyer to the extent of the interest affected by the consent, and the Purchase Price shall be reduced by the Allocated Value of the relevant Asset allocable to such interest. In the event that a consent (with respect to an Asset excluded pursuant to this Section 11.4(e)) that was not obtained prior to Closing is obtained prior to the date of delivery of the Final Settlement Statement, then, within ten (10) days after such Consent is obtained (x) Buyer shall purchase the Asset (or portion thereof) that was so excluded as a result of such previously un-obtained Consent and pay to Seller the amount by which the Purchase Price was reduced at Closing with respect to the Asset (or portion thereof) so excluded and (y) Seller shall assign to Buyer the Asset (or portion thereof) so excluded at Closing pursuant to an instrument in substantially the same form as the Assignment.

ARTICLE XII

ENVIRONMENTAL MATTERS

12.1 Environmental Defects.

(a) Assertions of Environmental Defects. Buyer must deliver claim notices to Seller meeting the requirements of this Section 12.1(a) (collectively the “Environmental Defect Notices” and individually an “Environmental Defect Notice”) not later than June 26, 2013 (the “Environmental Claim Date”) setting forth any matters which, in Buyer’s reasonable opinion, constitute Environmental Defects and which Buyer intends to assert as Environmental Defects pursuant to this Section 12.1. For all purposes of this Agreement, Buyer shall be deemed to have waived any Environmental Defect which Buyer fails to assert as an Environmental Defect by a Environmental Defect Notice received by Seller on or before the Environmental Claim Date. To be effective, each Environmental Defect Notice shall be in writing and shall include (i) a description of the matter constituting the alleged Environmental Defect, (ii) a description of each Asset (or portion thereof) that is affected by the alleged Environmental Defect, (iii) Buyer’s assertion of the Allocated Value of the portion of the Assets affected by the alleged Environmental Defect, (iv) supporting documents reasonably necessary for Seller to verify the existence of the alleged Environmental Defect, and (v) a calculation of the Remediation Amount (itemized in reasonable detail) that Buyer asserts is attributable to such alleged Environmental Defect. Buyer’s calculation of the Remediation Amount included in the Environmental Defect Notice must describe in reasonable detail the Remediation proposed for the Environmental Condition that gives rise to the asserted Environmental Defect and identify all assumptions used by the Buyer in calculating the Remediation Amount, including the standards that Buyer asserts must be met to comply with Environmental Laws. Seller shall have the right, but not the obligation, to cure any claimed Environmental Defect on or before Closing.

(b) Remedies for Environmental Defects. Subject to Seller’s continuing right to dispute the existence of a Environmental Defect and/or the Remediation Amount asserted with respect thereto, in the event that any Environmental Defect timely asserted by Buyer in accordance with Section 12.1(a) is not waived in writing by Buyer or cured on or before Closing, Seller shall, at its sole option, elect to:

(i) subject to the Individual Environmental Threshold and the Environmental Indemnity Deductible, reduce the Purchase Price by the Remediation Amount;

(ii) assume responsibility for the Remediation of such Environmental Defect;

(iii) retain the entirety of the Asset that is subject to such Environmental Defect, together with all associated Assets, in which event the Purchase Price shall be reduced by an amount equal to the Allocated Value of such Asset and such associated Assets; or

(iv) if applicable, terminate this Agreement pursuant to Section 14.1(f).

If Seller elects the option set forth in clause (i) above, Buyer shall be deemed to have assumed responsibility for Remediation of such Environmental Defect and such Environmental Defect and all Liabilities with respect thereto shall be deemed to constitute Assumed Obligations. If Seller elects the option set forth in clause (ii) above, Seller shall use reasonable efforts to implement such Remediation in a manner which is consistent with the requirements of Environmental Laws in a timely fashion for the type of Remediation that Seller elects to undertake and shall have access to the affected Assets after the Closing Date to implement and complete such Remediation in accordance with an Access Agreement in substantially the form attached hereto as Exhibit E (the “Access Agreement”). Seller will be deemed to have adequately completed the Remediation required in the immediately preceding sentence (A) upon receipt of a certificate or approval from the applicable Governmental Authority that the Remediation has been implemented to the extent necessary to comply with existing regulatory requirements or (B) upon receipt of a certificate from a licensed professional engineer that the Remediation has been implemented to the extent necessary to comply with existing regulatory requirements.

(c) Exclusive Remedy. Subject to Section 14.1(f), Section 12.1(b) shall be the exclusive right and remedy of Buyer with respect to any Environmental Defect.

(d) Environmental Deductibles. Notwithstanding anything to the contrary, (i) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for any individual Environmental Defect for which the Remediation Amount does not exceed seventy-five thousand dollars ($75,000) (“Individual Environmental Threshold”); and (ii) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for any Environmental Defect for which the Remediation Amount exceeds the Individual Environmental Threshold unless (A) the sum of the Remediation Amounts of all such Environmental Defects that exceed the Individual Environmental Threshold, in the aggregate, excluding any Environmental Defects cured by Seller, exceeds (B) the Environmental Indemnity Deductible, after which point Buyer shall be entitled to adjustments to the Purchase Price or other remedies only with respect to such Environmental Defects in excess of such Environmental Indemnity Deductible.

(e) Environmental Dispute Resolution. Seller and Buyer shall attempt to agree on all Environmental Defects and Remediation Amounts prior to Closing. If Seller and Buyer are unable to agree by Closing, the Environmental Defects and/or Remediation Amounts in dispute shall be exclusively and finally resolved by arbitration pursuant to this Section 12.1. There shall be a single arbitrator, who shall be an environmental attorney with at least ten (10) years experience in environmental matters involving oil and gas producing properties in the Outer Continental Shelf, Gulf of Mexico, as selected by mutual agreement of Buyer and Seller within fifteen (15) Days after the Closing Date, and absent such agreement, by the Houston office of the American Arbitration Association (the “Environmental Arbitrator”). The arbitration proceeding shall be held in Houston, Texas and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Article. The Environmental Arbitrator’s determination shall be made within twenty (20) Days after submission of the matters in dispute and shall be final and binding upon both parties, without right of appeal. In making his determination, the Environmental Arbitrator shall be bound by the rules set forth in this Section 12.1 and, subject to the foregoing, may consider such other matters as in the opinion of the Environmental Arbitrator are necessary or helpful to make a proper determination. The Environmental Arbitrator, however, may not award the Buyer a greater Remediation Amount than the Remediation Amount claimed by Buyer in its applicable Environmental Defect Notice. The Environmental Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Environmental Defects and/or Remediation Amounts submitted by either party and may not award damages, interest or penalties to either party with respect to any matter. Seller and Buyer shall each bear its own legal fees and other costs of presenting its case. Each of Seller and Buyer shall bear one-half of the costs and expenses of the Environmental Arbitrator. To the extent that the award of the Environmental Arbitrator with respect to any Remediation Amount is not taken into account as an adjustment to the Purchase Price pursuant to Section 3.6, then within ten (10) Days after the Environmental Arbitrator delivers written notice to Buyer and Seller of his award with respect to a Remediation Amount, and subject to Section 12.1, (i) Buyer shall pay to Seller the amount, if any, so awarded by the Environmental Arbitrator to Seller and (ii) Seller shall pay to Buyer the amount, if any, so awarded by the Environmental Arbitrator to Buyer.

12.2 NORM, Wastes and Other Substances. Buyer acknowledges that the Assets have been used for exploration, development, and production of oil and gas and that there may be petroleum, produced water, wastes, or other substances or materials located in, on or under the Assets or associated with the Assets. Equipment and sites included in the Assets may contain asbestos, NORM or other Hazardous Substances. NORM may affix or attach itself to the inside of wells, materials, and equipment as scale, or in other forms. The Wells, Personal Property, materials, and equipment located on the Assets or included in the Assets may contain NORM and other wastes or Hazardous Substances. NORM containing material and/or other wastes or Hazardous Substances may have come in contact with various environmental media, including without limitation, water, soils or sediment. Special procedures may be required for the assessment, remediation, removal, transportation, or disposal of environmental media, wastes, asbestos, NORM and other Hazardous Substances from the Assets.

ARTICLE XIII

ASSUMPTION; SURVIVAL, INDEMNIFICATION

13.1 Assumption by Buyer. Without limiting Buyer’s rights to indemnity under this Article XIII and Buyer’s rights under any Access Agreement, from and after the Closing Buyer assumes and hereby agrees to fulfill, perform, pay and discharge (or cause to be fulfilled, performed, paid or discharged) the following: (a) all obligations and Liabilities, known or unknown, with respect to the Assets, arising on or after the Effective Time, to the extent relating to the use, ownership or operation of the Assets, including but not limited to obligations to (i) furnish makeup gas and/or settle Imbalances according to the terms of applicable gas sales, processing, gathering or transportation Contracts, and (ii) pay working interests, royalties, overriding royalties and other interest owners, revenues or proceeds attributable to sales of Hydrocarbons relating to the Assets, including those held in suspense, and (b) all obligations and Liabilities, known or unknown, with respect to the Assets, arising prior to, on, or after the Effective Time, to the extent relating in any manner to the obligation to (i) properly plug and abandon any and all Wells, including inactive Wells or temporarily abandoned Wells, drilled on the Properties or otherwise pursuant to the Assets, (ii) replug any Well, wellbore, or previously plugged Well on the Properties to the extent required or necessary, (iii) dismantle or decommission and remove any Personal Property and other property of whatever kind related to or associated with operations and activities conducted by whomever on the Properties or otherwise pursuant to the Assets, (iv) clean up, restore and/or Remediate the premises covered by or related to the Assets (including any Environmental Conditions) in accordance with applicable agreements, Laws, and Environmental Laws, and (v) perform all obligations applicable to or imposed on the lessee, owner, or operator under the Leases and the Applicable Contracts, or as required by Laws (all of said obligations and Liabilities, subject to the exclusions below, herein being referred to as the “Assumed Obligations”); provided, Buyer does not assume any obligations or Liabilities of Seller to the extent that they are (x) related to or arising out of the ownership, use or operation of the Excluded Assets, or (y) related to or arising out of the following:

(i) the payment, underpayment or non-payment of taxes relating to the Assets for periods prior to the Effective Time for which Seller is responsible pursuant to Section 15.2(b);

(ii) the actions, suits or proceedings, if any, set forth on Schedule 4.7 and Schedule 4.14;

(iii) any Indebtedness or security in respect thereof created by Seller;

(iv) any Hedge Contracts or security in respect thereof created by Seller;

(v) personal injury, death or property damage relating to the Assets, to the extent that such personal injury, death or property damage occurred prior to the Effective Time and during Seller’s ownership of the Assets;

(vi) the gross negligence or willful misconduct of Seller in connection with its operation, prior to Closing, of any of the Assets in its capacity as operator thereof;

(vii) any contamination or condition that is the result of any offsite disposal by Seller or its Affiliates or their respective employees, agents or contractors (including any contractors or subcontractors of any of the foregoing) of any waste, pollutants, contaminate, Hazardous Substances or other material or substance in, on or below any properties not included in the Assets, for which, and to the extent, that remediation of such contamination or condition is required by any Environmental Law;

(viii) any government fines or penalties resulting from the violation of any Laws (including Environmental Laws) by Seller or its Affiliates or their respective employees, agents or contractors (including any contractor or subcontractor of any of the foregoing) at any time prior to the Effective Time; or

(ix) the obligations and Liabilities, known or unknown, with respect to the Assets, arising prior to the Effective Time, expressly limited to the obligation to (i) furnish makeup gas and/or settle Imbalances according to the terms of applicable gas sales, processing, gathering or transportation Contracts, and (ii) pay working interests, royalties, overriding royalties and other interest owners, revenues or proceeds attributable to sales of Hydrocarbons relating to the Properties, including those held in suspense (but only to the extent that such suspended funds are not transferred to Buyer, or under Buyer’s control at Closing).

The items listed under Section 13.1(y)(i) through 13.1(y)(ix) are hereinafter collectively referred to as the “Retained Liabilities”.

13.2 Indemnities of Seller. Effective as of the Closing, subject to the limitations set forth in Section 13.4 and otherwise in this Article XIII, Seller shall be responsible for, shall pay on a current basis, and hereby defends, indemnifies, holds harmless and forever releases Buyer and its Affiliates, and all of its and their respective stockholders, partners, members, directors, officers, managers, employees, agents and representatives (collectively, “Buyer Indemnified Parties”) from and against any and all Liabilities, arising from, based upon, related to or associated with:

(a) any breach by Seller of its representations or warranties contained in Article IV;

(b) any breach by Seller of its covenants and agreements under this Agreement; or

(c) the Retained Liabilities; or

(d) the Excluded Assets.

13.3 Indemnities of Buyer. Effective as of the Closing, Buyer and its successors and assigns shall assume, be responsible for, shall pay on a current basis, and hereby defend, indemnify, hold harmless and forever release Seller and its Affiliates, and all of their respective stockholders, partners, members, directors, officers, managers, employees, agents and representatives (collectively, “Seller Indemnified Parties”) from and against any and all Liabilities arising from, based upon, related to or associated with:

(a) any breach by Buyer of its representations or warranties contained in Article V;

(b) any breach by Buyer of its covenants and agreements under this Agreement; and

(c) the Assumed Obligations.

13.4 Limitation on Liability.

(a) Seller shall not have any liability for any indemnification under Section 13.2 until and unless the aggregate amount of all Liabilities for which Claim Notices are delivered by Buyer exceeds two percent (2%) of Purchase Price, and then only to the extent such damages exceed two percent (2%) of the Purchase Price; provided that (i) the adjustment to the Purchase Price under Section 3.6 and any payments in respect thereof, (ii) Seller’s indemnity obligations under Section 13.2(a) with respect to any breach of any Fundamental Representation; (iii) Seller’s indemnity obligation under Section 13.2(c); and (iv) Seller’s indemnity obligation under Section 13.2(d), in each case, shall not be limited by this Section 13.4(a).

(b) Notwithstanding anything to the contrary contained in this Agreement, Seller shall not be required to indemnify Buyer for aggregate Liabilities in excess of fifteen percent (15%) of Purchase Price with respect to Seller’s indemnity obligations under Section 13.2; provided, however, that (i) Seller’s indemnity obligations under Section 13.2(a) with respect to any breach of any Fundamental Representation; (iii) Seller’s indemnity obligation under Section 13.2(c) with respect to those Retained Liabilities set forth in Section 13.1(y)(i) and Section 13.1(y)(ii); and (iv) Seller’s indemnity obligation under Section 13.2(d), in each case, shall not be limited by this Section 13.4(b).

13.5 Express Negligence. THE INDEMNIFICATION, RELEASE AND ASSUMED OBLIGATIONS PROVISIONS PROVIDED FOR IN THIS AGREEMENT SHALL BE APPLICABLE WHETHER OR NOT THE LIABILITIES, LOSSES, COSTS, EXPENSES AND DAMAGES IN QUESTION AROSE OR RESULTED SOLELY OR IN PART FROM THE GROSS, SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW OF OR BY ANY INDEMNIFIED PARTY. BUYER AND SELLER ACKNOWLEDGE THAT THIS STATEMENT COMPLIES WITH THE EXPRESS NEGLIGENCE RULE AND IS CONSPICUOUS.

13.6 Exclusive Remedy. Notwithstanding anything to the contrary contained in this Agreement, Sections 10.1(c), 13.2 and 13.3 contain the parties’ exclusive remedy against each other with respect to breaches of the representations, warranties, covenants and agreements of the parties contained in this Agreement. Except for the remedies contained in Section 13.2, effective as of Closing, Buyer, on its own behalf and on behalf of its Affiliates, hereby releases, remises and forever discharges Seller and its Affiliates and all such parties’ stockholders, partners, members, directors, officers, employees, agents and representatives from any and all suits, legal or administrative proceedings, claims, demands, damages, losses, costs, Liabilities, interest, or causes of action whatsoever, in Law or in equity, known or unknown, which Buyer or its Affiliates might now or subsequently may have, based on, relating to or arising out of this Agreement, the ownership, use or operation of the Assets, or the condition, quality, status or nature of the Assets, including rights to contribution under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, breaches of statutory or implied warranties, nuisance or other tort actions, rights to punitive damages, common law rights of contribution, and rights under insurance maintained by Seller or any of its Affiliates, excluding, however, any contractual rights (apart from this Agreement) existing as of the date hereof between (i) Buyer or any of Buyer’s Affiliates, on the one hand and (ii) Seller or any of Seller’s Affiliates, on the other hand, under contracts between them relating to the Assets (if any).

13.7 Indemnification Procedures. All claims for indemnification under Sections 10.1(c), 13.2 and 13.3 shall be asserted and resolved as follows:

(a) For purposes of this Article XIII, the term “Indemnifying Party” when used in connection with particular Liabilities shall mean the party or parties having an obligation to indemnify another party or parties with respect to such Liabilities pursuant to this Article XIII, and the term “Indemnified Party” when used in connection with particular Liabilities shall mean the party or parties having the right to be indemnified with respect to such Liabilities by another party or parties pursuant to this Article XIII.

(b) For purposes of this Article XIII, any breach of, or loss or Liability resulting from any breach or inaccuracy in the representations and warranties set forth in Article IV shall be determined without regard to any materiality qualifiers (including Material Adverse Effect) in or affecting such representations or warranties.

(c) To make claim for indemnification under Sections 10.1(c), 13.2 or 13.3, an Indemnified Party shall notify the Indemnifying Party of its claim under this Section 13.7, including the specific details of and specific basis under this Agreement for its claim (the “Claim Notice”). In the event that the claim for indemnification is based upon a claim by a Third Party against the Indemnified Party (a “Claim”), the Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual knowledge of the Claim and shall enclose a copy of all papers (if any) served with respect to the Claim; provided that the failure of any Indemnified Party to give notice of a Claim as provided in this Section 13.7 shall not relieve the Indemnifying Party of its obligations under Sections 10.1(c), 13.2 or 13.3 (as applicable) except to the extent such failure results in insufficient time being available to permit the Indemnifying Party to effectively defend against the Claim or otherwise materially prejudices the Indemnifying Party’s ability to defend against the claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement that was inaccurate or breached.

(d) In the case of a claim for indemnification based upon a Claim, the Indemnifying Party shall have thirty (30) Days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its liability to defend the Indemnified Party against such Claim at the sole cost and expense of the Indemnifying Party. The Indemnified Party is authorized, prior to and during such thirty (30) Day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party.

(e) If the Indemnifying Party admits its liability, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Claim. The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate in contesting any Claim which the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Claim controlled by the Indemnifying Party pursuant to this Section 13.7(e). An Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle any Claim or consent to the entry of any judgment with respect thereto which does not include an unconditional written release of the Indemnified Party from all liability in respect of such Claim or (ii) settle any Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity).

(f) If the Indemnifying Party does not admit its liability or admits its liability but fails to diligently prosecute or settle the Claim, then the Indemnified Party shall have the right to defend against the Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party’s choosing, subject to the right of the Indemnifying Party to admit its liability and assume the defense of the Claim at any time prior to settlement or final determination thereof. If the Indemnifying Party has not yet admitted its liability for a Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option for ten (10) days following receipt of such notice to (i) admit in writing its liability for the Claim and (ii) if liability is so admitted, reject, in its reasonable judgment, the proposed settlement.

(g) In the case of a claim for indemnification not based upon a Claim, the Indemnifying Party shall have thirty (30) days from its receipt of the Claim Notice to (i) cure the Liabilities complained of, (ii) admit its liability for such Liability or (iii) dispute the claim for such Liabilities. If the Indemnifying Party does not notify the Indemnified Party within such 30 day period that it has cured the Liabilities or that it disputes the claim for such Liabilities, the amount of such Liabilities shall conclusively be deemed a liability of the Indemnifying Party hereunder.

13.8 Survival.

(a) The representations and warranties of the parties in Articles IV and V (other than the Fundamental Representations and those representations and warranties in Sections 5.1, 5.2, 5.9, 5.10, and 5.11) and the covenants and agreements of the parties in Sections 6.1 and 9.4 shall survive the Closing for a period of twelve (12) months after the Closing Date. The special warranty of title provided for in Section 11.1 of this Agreement shall survive until the expiration of the Survival Period. Subject to the foregoing and as set forth in Section 13.8(b), the remaining representations, warranties, covenants and agreements of the parties (including, without limitation, the Fundamental Representations and those representations and warranties in Sections 5.1, 5.2, 5.9, 5.10, and 5.11) shall survive the Closing without time limit. Any reference to a representation or warranty in this Section 13.8(a) shall also be deemed to include a reference to the corresponding representations and warranties given in any certificate delivered by either party at Closing. Representations, warranties, covenants and agreements shall be of no further force and effect after the date of their expiration, provided that there shall be no termination of any bona fide claim asserted pursuant to this Agreement with respect to such a representation, warranty, covenant or agreement prior to its expiration date.

(b) The indemnities in Sections 13.2(a), 13.2(b), 13.3(a) and 13.3(b) shall terminate as of the termination date of each respective representation, warranty, covenant or agreement that is subject to indemnification, except in each case as to matters for which a specific written claim for indemnity has been delivered to the Indemnifying Party on or before such termination date. Seller’ indemnity set forth in Section 13.2(c) shall terminate twelve (12) months after Closing; provided, however, that Seller’s indemnity obligation in Section 13.2(c) with respect to those Retained Liabilities set forth in Section 13.1(y)(i) and Section 13.1(y)(ii) shall survive the Closing without time limit. Buyer’s indemnity in Sections 13.3(c), and Seller’s indemnity set forth in Section 13.2(d) shall survive the Closing without time limit.

13.9 Waiver of Right to Rescission. Seller and Buyer acknowledge that the payment of money, as limited by the terms of this Agreement, shall be adequate compensation for breach of any representation, warranty, covenant or agreement contained herein or for any other claim arising in connection with or with respect to the transactions contemplated in this Agreement. As the payment of money shall be adequate compensation, Buyer and Seller waive any right to rescind this Agreement or any of the transactions contemplated hereby.

13.10 Insurance, Taxes. The amount of any Liabilities for which any of the Buyer Indemnified Parties is entitled to indemnification under this Agreement or in connection with or with respect to the transactions contemplated in this Agreement shall be reduced by any corresponding (i) tax benefit created or generated or (ii) insurance proceeds realized or that could reasonably be expected to be realized by such party if a claim were properly pursued under the relevant insurance arrangements.

13.11 Non-Compensatory Damages. None of the Buyer Indemnified Parties nor Seller Indemnified Parties shall be entitled to recover from Seller or Buyer, or their respective Affiliates, any indirect, consequential, punitive or exemplary damages of any kind arising under or in connection with this Agreement or the transactions contemplated hereby, except to the extent any such party suffers such damages (including costs of defense and reasonable attorney’s fees incurred in connection with defending of such damages) to a Third Party, which damages (including costs of defense and reasonable attorney’s fees incurred in connection with defending against such damages) shall not be excluded by this provision as to recovery hereunder. Subject to the preceding sentence, Buyer, on behalf of each of the Buyer Indemnified Parties, and Seller, on behalf of each of Seller Indemnified Parties, each waive any right to recover punitive, special, exemplary and consequential damages, arising in connection with or with respect to this Agreement or the transactions contemplated hereby.

13.12 Cooperation by Buyer - Retained Litigation. Buyer agrees to use reasonable efforts to cooperate with Seller in connection with Seller’s defense and other actions relating to or arising out of the litigation and claims set forth on Schedule 4.7 and Schedule 4.14. Buyer agrees to make available Buyer’s employees engaged in the operation of the Assets, for the purposes of providing testimony, depositions, information and other related activities relating to such litigation and claims.

13.13 Disclaimer of Application of Anti-Indemnity Statutes. The parties acknowledge and agree that the provisions of any anti-indemnity statute relating to oilfield services and associated activities shall not be applicable to this Agreement and/or the transactions contemplated hereby.

ARTICLE XIV

TERMINATION, DEFAULT AND REMEDIES

14.1 Right of Termination. This Agreement and the transactions contemplated herein may be terminated at any time at or prior to Closing:

(a) by Seller, at Seller’s option, if any of the conditions set forth in Article VIII have not been satisfied on or before the Closing Date;

(b) by Buyer, at Buyer’s option, if any of the conditions set forth in Article VII have not been satisfied on or before the Closing Date;

(c) by Buyer if the condition set forth in Section 7.4 has not been satisfied on or before the Closing Date or by Seller if the condition set forth in Section 8.4 is not satisfied on or before the Closing Date;

(d) by Buyer or Seller pursuant to Section 11.3;

(e) by Buyer upon the occurrence of a Blowout Event or Windstorm Event; or

(f) by Seller or Buyer if the Closing shall not have occurred on or before August 9, 2013;

provided, however, that no party shall have the right to terminate this Agreement pursuant to clause (a), (b), (c), (d), or (f) above if such party or its Affiliates are at such time in material breach of any provision of this Agreement. Notwithstanding anything to the contrary in this Agreement, if Buyer elects to terminate this Agreement pursuant to Section 14.1(e), then the Deposit shall be released to the Seller from the Deposit Escrow Agreement in accordance with the Deposit Escrow Agreement.

14.2 Effect of Termination. If the obligation to close the transactions contemplated by this Agreement is terminated pursuant to any provision of Section 14.1 hereof, then, except as provided in Section 3.2 and except for the provisions of Sections 1.1, 10.1(c) through (f), 10.2, 10.3, 13.11 and this Section 14.2 and Article XV (other than Sections 15.2(b), 15.7, 15.8, 15.9 and 15.17), this Agreement shall forthwith become void and the parties shall have no liability or obligation hereunder.

14.3 Return of Documentation and Confidentiality. Upon termination of this Agreement, Buyer shall return to Seller all title, engineering, geological and geophysical data, environmental assessments and/or reports, maps and other information furnished by Seller to Buyer or prepared by or on behalf of Buyer in connection with its due diligence investigation of the Assets and an officer of Buyer shall certify same to Seller in writing.

ARTICLE XV

MISCELLANEOUS

15.1 Exhibits and Schedules. All of the Exhibits and Schedules referred to in this Agreement are hereby incorporated into this Agreement by reference and constitute a part of this Agreement. Each party to this Agreement and its counsel has received a complete set of Exhibits and Schedules prior to and as of the execution of this Agreement.

15.2 Expenses and Taxes.

(a) Except as otherwise specifically provided, all fees, costs and expenses incurred by Buyer or Seller in negotiating this Agreement or in consummating the transactions contemplated by this Agreement shall be paid by the party incurring the same, including, without limitation, legal and accounting fees, costs and expenses.

(b) All required documentary, filing and recording fees and expenses in connection with the filing and recording of the assignments, conveyances or other instruments required to convey title to the Assets to Buyer shall be borne by Buyer. Seller shall assume responsibility for, and shall bear and pay, all federal income taxes, state income taxes, and other similar taxes (including any applicable interest or penalties) incurred or imposed with respect to the transactions described in this Agreement. Buyer shall assume responsibility for, and shall bear and pay, all state sales and use taxes (including any applicable interest or penalties) incurred or imposed with respect to the transactions described in this Agreement. Seller shall assume responsibility for, and shall bear and pay, all ad valorem, property, severance, production, and similar taxes and assessments based upon or measured by the ownership of the Assets, the production of Hydrocarbons, or the receipt of proceeds therefrom, but exclusive of income taxes (including any applicable penalties and interest) and assessed against the Assets by any taxing authority for any period prior to the Effective Time, and Buyer shall be responsible for, and shall bear and pay, all such taxes and assessments assessed against the Assets by any taxing authority for any period that begins on or after the Effective Time. For purposes of this Agreement, the foregoing proration of ad valorem and property taxes shall be accomplished at the Closing based on the ratio of the number of days in the year prior to (for Seller) and on and after (for Buyer) the Effective Time to the total number of days in the year as applied to the amount of ad valorem and property taxes for the most recent year for which the amount of such taxes can be finally determined at the Closing. Buyer shall be responsible for payment to the taxing authorities of all ad valorem and property taxes for the current year, except to the extent Seller has paid all or a portion of the ad valorem and property taxes to the taxing authorities for the current tax year.

15.3 Assignment. This Agreement may not be assigned by Buyer or Seller without prior written consent of the other party. No assignment of any rights hereunder by either party shall relieve such party of any obligations and responsibilities hereunder.

15.4 Preparation of Agreement. Both Seller and Buyer and their respective counsel participated in the preparation of this Agreement. In the event of any ambiguity in this Agreement, no presumption shall arise based on the identity of the draftsman of this Agreement.

15.5 Publicity. Seller and Buyer shall consult with each other with regard to all press releases or other public or private announcements issued or made at or prior to the Closing concerning this Agreement or the transactions contemplated herein, and, except as may be required by applicable laws or the applicable rules and regulations of any governmental agency or stock exchange, neither Buyer nor Seller shall issue any such press release or other publicity without the prior written consent of the other party, which shall not be unreasonably withheld.

15.6 Notices. All notices and communications required or permitted to be given hereunder shall be in writing and shall be delivered personally, or sent by bonded overnight courier, or mailed by U.S. Express Mail or by certified or registered United States Mail with all postage fully prepaid, or sent by telex or facsimile transmission (provided any such telex or facsimile transmission is confirmed either orally or by written confirmation), addressed to the appropriate party at the address for such party shown below or at such other address as such party shall have theretofore designated by written notice delivered to the party giving such notice:

If to Seller:

Hall-Houston Exploration IV, L.P.

4605 Post Oak Place, Suite 110

Houston, Texas 77041

Fax: 713-337-8910

Attention: Scott Coe

With a copy to:

Gieger, Laborde & Laperouse, LLC

1177 West Loop South, Suite 750

Houston, TX 77027

Attention: Andrew M. Adams

Fax: 832-255-6001

If to Buyer:

PetroQuest Energy, L.L.C.

c/o PetroQuest Energy, Inc.

400 E. Kaliste Saloom Road, Suite 6000

Lafayette, Louisiana 70508

Attention: Daniel G. Fournerat,

Executive Vice President, General Counsel

Fax: (337) 232-0044

With a copy to:

Porter Hedges, LLP

1000 Main Street, 36th Floor

Houston, Texas 77002

Attention: Robert H. Thomas

Fax: (713) 226-6236

Any notice given in accordance herewith shall be deemed to have been given when delivered to the addressee in person, or by courier, or transmitted by facsimile transmission during normal business hours, or upon actual receipt by the addressee after such notice has either been delivered to an overnight courier or deposited in the United States Mail, as the case may be. The parties hereto may change the address, telephone numbers, and facsimile numbers to which such communications are to be addressed by giving written notice to the other parties in the manner provided in this Section 15.6.

15.7 Removal of Name. As promptly as practicable, but in any case within [thirty (30) days] after the Closing Date, Buyer shall eliminate the names “Hall-Houston Exploration II, L.P.”, “Hall-Houston”, and any variants thereof from the Assets acquired pursuant to this Agreement and, except with respect to such grace period for eliminating existing usage, shall have no right to use any logos, trademarks or trade names belonging to Seller or any of its Affiliates.

15.8 Further Cooperation. After the Closing, Buyer and Seller shall execute and deliver, or shall cause to be executed and delivered from time to time, such further instruments of conveyance and transfer, and shall take such other actions as any party may reasonably request, to convey and deliver the Assets to Buyer, to perfect Buyer’s title thereto, and to accomplish the orderly transfer of the Assets to Buyer in the manner contemplated by this Agreement. If any party hereto receives monies belonging to the other, such amount shall immediately be paid over to the proper party. If an invoice or other evidence of an obligation is received by a party, which is partially an obligation of both Seller and Buyer, then the parties shall consult with each other, and each shall promptly pay its portion of such obligation to the obligee.

15.9 Filings, Notices and Certain Governmental Approvals. Promptly after Closing, Buyer shall (a) record the Assignments of the Assets and all state/federal assignments executed at the Closing in all applicable real property records and/or, if applicable, all state or federal agencies, (b) send notices to vendors supplying goods and services for the Assets of the assignment of the Properties to Buyer and, if applicable, the designation of Buyer as the operator thereof, (c) actively pursue the unconditional approval of all applicable Governmental Authorities of the Assignment of the Assets to Buyer and the designation of Buyer as the operator thereof and (d) actively pursue all other consents and approvals that may be required in connection with the assignment of the Assets to Buyer and the assumption of the liabilities assumed by Buyer hereunder, that shall not have been obtained prior to Closing. Buyer obligates itself to take any and all action required by any Governmental Authority in order to obtain such unconditional approval, including but not limited to, the posting of any and all bonds or other security that may be required in excess of its existing lease, pipeline or area-wide bond.

15.10 Entire Agreement; Conflicts. THIS AGREEMENT, THE EXHIBITS AND SCHEDULES HERETO AND THE CONFIDENTIALITY AGREEMENT COLLECTIVELY

CONSTITUTE THE ENTIRE AGREEMENT AMONG SELLER AND BUYER PERTAINING TO THE SUBJECT MATTER HEREOF AND SUPERSEDE ALL PRIOR AGREEMENTS, UNDERSTANDINGS, NEGOTIATIONS, AND DISCUSSIONS, WHETHER ORAL OR WRITTEN, OF THE PARTIES PERTAINING TO THE SUBJECT MATTER HEREOF. THERE ARE NO WARRANTIES, REPRESENTATIONS, OR OTHER AGREEMENTS AMONG THE PARTIES RELATING TO THE SUBJECT MATTER HEREOF EXCEPT AS SPECIFICALLY SET FORTH IN THIS AGREEMENT, AND NEITHER SELLER NOR BUYER SHALL BE BOUND BY OR LIABLE FOR ANY ALLEGED REPRESENTATION, PROMISE, INDUCEMENT, OR STATEMENTS OF INTENTION NOT SO SET FORTH. IN THE EVENT OF A CONFLICT BETWEEN THE TERMS AND PROVISIONS OF THIS AGREEMENT AND THE TERMS AND PROVISIONS OF ANY EXHIBIT HERETO, THE TERMS AND PROVISIONS OF THIS AGREEMENT SHALL GOVERN AND CONTROL; PROVIDED, HOWEVER, THAT THE INCLUSION IN ANY OF THE EXHIBITS AND SCHEDULES HERETO OF TERMS AND PROVISIONS NOT ADDRESSED IN THIS AGREEMENT SHALL NOT BE DEEMED A CONFLICT, AND ALL SUCH ADDITIONAL PROVISIONS SHALL BE GIVEN FULL FORCE AND EFFECT, SUBJECT TO THE PROVISIONS OF THIS SECTION 15.10.

15.11 Parties in Interest. The terms and provisions of this Agreement shall be binding upon and inure to the benefit of Seller and Buyer and their respective legal representatives, successors, and assigns. No other person shall have any right, benefit, priority, or interest hereunder or as a result hereof or have standing to require satisfaction of the provisions hereof in accordance with their terms.

15.12 Amendment. This Agreement may be amended only by an instrument in writing executed by the parties hereto against whom enforcement is sought.

15.13 Waiver; Rights Cumulative. Any of the terms, covenants, representations, warranties, or conditions hereof may be waived only by a written instrument executed by or on behalf of the party hereto waiving compliance. No course of dealing on the part of Seller or Buyer, or their respective officers, employees, agents, or representatives, nor any failure by Seller or Buyer to exercise any of its rights under this Agreement shall operate as a waiver thereof or affect in any way the right of such party at a later time to enforce the performance of such provision. No waiver by any party of any condition, or any breach of any term, covenant, representation, or warranty contained in this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of any breach of any other term, covenant, representation, or warranty. The rights of Seller and Buyer under this Agreement shall be cumulative, and the exercise or partial exercise of any such right shall not preclude the exercise of any other right.

15.14 Governing Law; Jurisdiction, Venue; Jury Waiver. THIS AGREEMENT AND THE LEGAL RELATIONS AMONG THE PARTIES SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, EXCLUDING ANY CONFLICTS OF LAW RULE OR PRINCIPLE THAT MIGHT REFER CONSTRUCTION OF SUCH PROVISIONS TO THE LAWS OF ANOTHER JURISDICTION. ALL OF THE PARTIES HERETO CONSENT TO THE EXERCISE OF JURISDICTION IN PERSONAM BY THE COURTS OF THE STATE OF TEXAS FOR ANY

ACTION ARISING OUT OF THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS. ALL ACTIONS OR PROCEEDINGS WITH RESPECT TO, ARISING DIRECTLY OR INDIRECTLY IN CONNECTION WITH, OUT OF, RELATED TO, OR FROM THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS SHALL BE EXCLUSIVELY LITIGATED IN COURTS HAVING SITUS IN HOUSTON, HARRIS COUNTY, TEXAS. EACH PARTY HERETO WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

15.15 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any adverse manner to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

15.16 Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts shall constitute for all purposes one agreement. Any signature hereto delivered by a party by facsimile transmission shall be deemed an original signature hereto.

15.17 Like-Kind Exchange. Either party may elect to structure the assignment and conveyance of the Assets as part of a like-kind exchange under Section 1031 of the U.S. Internal Revenue Code. The parties agree to cooperate with one another with respect to the like-kind exchange and to execute all documents, conveyances and other instruments necessary to effectuate an exchange. The party requesting a like-kind exchange shall bear all costs and expenses and liability associated therewith.

IN WITNESS WHEREOF, Seller and Buyer have executed this Agreement on the date first above written.

SELLER:

HALL-HOUSTON EXPLORATION IV, L.P.

By:	HHEP GP IV, L.P., its general partner

By: Hall-Houston Exploration Partners, L.L.C., its general partner

By:	/s/ Gary L. Hall
Name:	Gary L. Hall
Title:	President and Chief Executive Officer

BUYER:

PETROQUEST ENERGY, L.L.C.

By:	/s/ Tracy Price
Name:	Tracy Price
Title:	Executive Vice President